Exhibit 99.15

Dated              25 January 2024

CERTAIN COMPANIES

as chargors

and

AETHER FINANCIAL SERVICES UK LIMITED

as common security agent

SUPPLEMENTAL SECURITY AGREEMENT

This Deed is entered into subject to the terms of the Intercreditor Agreement referred to in this Deed.

1.	Interpretation	2

2.	Covenant to pay	12

3.	Provisions Applicable To All Security Created	12

4.	Creation of security	13

5.	Conversion of floating charge	15

6.	Release and reassignment	17

7.	Provisions relating to transaction security	17

8.	Restriction on dealings	18

9.	Representations and warranties	20

10.	Real property	22

11.	Investments	26

12.	Plant and machinery	32

13.	Accounts	32

14.	Insurance policies	34

15.	Material contracts	35

16.	Intellectual property	37

17.	Enforcement of transaction security	39

18.	Receiver	43

19.	Delegation	46

20.	Preservation of security	46

21.	Further assurances	49

22.	Power of attorney	50

23.	Application of proceeds	51

24.	Expenses and indemnities	51

25.	Changes to parties	52

26.	Miscellaneous	53

27.	Partial invalidity	54

28.	Trusts	54

29.	Amendments	55

30.	Remedies and waivers	55

31.	Notices	55

32.	Counterparts	55

33.	Governing law and enforcement	56

SCHEDULE 1 Original Chargors		1

SCHEDULE 2 Security Assets		58

SCHEDULE 3 Form of Notice and Acknowledgment for Accounts		2

SCHEDULE 4 Form of Notice and Acknowledgment for Insurance Policies		6

SCHEDULE 5 Form of Notice and Acknowledgment for Material Contracts		10

SCHEDULE 6 Form of Deed of Accession		13

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THIS DEED is made on        25 January 2024

BETWEEN:

(1)	EACH COMPANY listed in Schedule 1 (Original Chargors) as a chargor (each an “Original Chargor”); and

(2)	AETHER FINANCIAL SERVICES UK LIMITED, a company incorporated under the laws of England and Wales, with incorporation number 11628828 and registered office at 23 Copenhagen Street, London, England, N1 0JB, as Common Security Agent for the Secured Parties (the “Common Security Agent”).

WHEREAS:

(A)	Pursuant to the First Secured Convertible Promissory Note and the First Subscription Agreement, Selina Management UK agreed to issue the First Secured Convertible Promissory Note, redeemable on 1 November 2027, in the principal amount of US $11,111,111; and pursuant to the Second Secured Convertible Promissory Note and the Second Subscription Agreement, Selina Management UK agreed to issue the Second Secured Convertible Promissory Note, redeemable on 1 November 2027, in the principal amount of US $4,444,444.

(B)	It is intended that, on or around the date of this Deed, Kibbutz Holding S.à r.l. shall exchange $14,700,000 aggregate principal amount of 6.00% Convertible Senior Notes due 2026 issued by Selina Hospitality PLC for, inter alia, a 6.00% Secured Convertible Note due 2029 in a principal amount of $10,000,000 to be issued by Selina Hospitality PLC and to be transferred to Osprey Investments Limited (the “Third Secured Convertible Promissory Note”) such that Osprey Investments Limited shall receive the newly issued Third Secured Convertible Promissory Note from Selina Hospitality PLC.

(C)	The Common Security Agent holds the benefit of this Deed, including the security created and the rights granted hereunder to the Common Security Agent, on trust for the Secured Parties.

(D)	This Deed is supplemental to the Original Debenture.

It is agreed as follows:

1.	INTERPRETATION

1.1	Definitions

In this Deed, unless the context otherwise requires or a contrary indication appears:

(a)	terms defined in the Intercreditor Agreement or the Debt Documents have the same meanings when used in this Deed; and

(b)	in addition:

“1992 ISDA Master” means the International Swap Dealers Association, Inc., 1992 master agreement.

“2002 ISDA Master” means the International Swap Dealers Association, Inc., 2002 master agreement.

“2029 Notes Indenture” means the note indenture dated on or around the date of this Deed between Selina Hospitality PLC, Wilmington Trust, National Association, as trustee and the Common Security Agent.

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“Accession Document” means a deed of accession substantially in the form set out in Schedule 6 (Form of deed of accession) (or such other form as the Common Security Agent and the Parent may agree).

“Account” means, in relation to a Chargor:

(a)	any of its accounts specified as such in Part C (Accounts) of Schedule 2 (Security Assets) and, in each case, all Related Rights; or

(b)	any other account maintained or opened by it and all Related Rights,

in each case, as that account may be redesignated, substituted or replaced from time to time and including any subaccount of that account.

“Account Bank” means any bank, building society, financial institution or other person with whom an Account is maintained by a Chargor.

“Additional Chargor” means a person who has acceded to this Deed as an Additional Chargor by executing an Accession Document.

“Business Day” has the meaning given to it in the Intercreditor Agreement. “CA 2006” means the Companies Act 2006.

“Cash Equivalent” has the meaning given to it in the First Secured Convertible Promissory Note.

“Chargor” means any Original Chargor or any Additional Chargor. “Company” has the meaning given to it in the Intercreditor Agreement.

“Costs and Expenses” means any fees, costs, charges, losses, liabilities, expenses and other amounts (including legal, accountants’ and other professional fees) and any Taxes thereon.

“Debtor” has the meaning given to it in the Intercreditor Agreement.

“Debt Document” has the meaning given to it in the Intercreditor Agreement. “Default Rate” means 6% per annum.

“Discharge Date” has the meaning given to the term “Final Discharge Date” in the Intercreditor Agreement.

“Dissolution” includes, in relation to any Chargor or member of the Group, any corporate action, legal proceedings or other procedure or step taken in relation to:

(a)	the suspension of payments, a moratorium of any indebtedness, winding up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise);

(b)	any composition, compromise, assignment or arrangement with any of its creditors;

(c)	the appointment of any liquidator, receiver, administrative receiver, compulsory manager or other similar officer in respect of it or any of its assets; or

(d)	the enforcement of any security interest over any of its assets,

in each case, or any analogous procedure or step taken in any jurisdiction.

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“Enforcement Event” means the occurrence of an Event of Default which is continuing. “Event of Default” has the meaning given to it in the Intercreditor Agreement.

“First Secured Convertible Promissory Note” means the secured convertible promissory note dated 26 June 2023, entered into between, amongst others, Selina Hospitality PLC, Selina Management UK and the Common Security Agent, as such agreement is amended, waived, novated or supplemented from time to time.

“First Subscription Agreement” means the agreement to subscribe for the First Secured Convertible Promissory Note dated 26 June 2023, entered into between, amongst others, Selina Hospitality PLC, Selina Management UK and Ludmilio Limited as collateral agent, as such agreement is amended, waived, novated or supplemented from time to time.

“Group” has the meaning given to it in the Intercreditor Agreement.

“Group Liabilities” means, in relation to a Chargor, all present and future obligations and liabilities which at any time are, or are expressed to be, or may become, due, owing or payable by any member of the Group and/or any (direct or indirect) Holding Company or Subsidiary of any member of the Group and/or by any Debtor and/or any (direct or indirect) Holding Company or Subsidiary of any Debtor, in each case, to that Chargor, both actual and contingent and whether incurred solely or jointly or severally, and as principal or surety or in any other capacity, including any Intra-Group Liabilities and, in each case, all Related Rights.

“Hedging Agreement” means any foreign exchange contract, currency swap agreement, currency option, cap, floor, ceiling or collar agreement or other similar agreement or arrangement designed to protect against fluctuations in currency exchange rates.

“IA 1986” means the Insolvency Act 1986. “IA 2000” means the Insolvency Act 2000.

“Insolvency Event” has the meaning given to it in the Intercreditor Agreement.

“Instrument” means any document (including any form of writing) under which any obligation is evidenced or undertaken or any security (or right in any security) is granted or perfected or purported to be granted or perfected.

“Insurance Policy” means, in relation to a Chargor, any contract or policy of insurance of any kind in which that Chargor has an interest (including any identified in respect of that Chargor in Part D (Insurance Policies) of Schedule 2 (Security Assets) (if any)) and all Related Rights.

“Intellectual Property” means all intellectual property, including the intellectual property listed in in Part F (Intellectual Property) of Schedule 2 (Security Assets), and including all present or future patents, trade marks, service marks, trade names, domain names, designs, copyrights, rights in the nature of copyright (including neighbouring rights), inventions, formulae, topographical or similar rights, rights in databases, trade secrets, confidential information know- how, software rights, utility models, goodwill and any interest in any of these rights, whether or not registered or registrable, including all applications and rights to apply for registration and all rights and forms of protection of a similar nature or having equivalent or similar effect to any of these anywhere in the world (including moral rights, right to claim priority and any other right to use (or which may arise from, relate to or be associated with) any of these), and all fees, royalties and other rights derived from, or incidental to, these rights together with all Related Rights. In relation to the Chargor, “its Intellectual Property” means all Intellectual Property in which it owns or has any legal or beneficial ownership rights to or in.

“Intercreditor Agreement” means the intercreditor agreement dated on or around the date of this Deed between, among others, Selina Brand Holdings Limited as parent and Aether Financial Services UK Limited as common security agent.

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“Intra-Group Liabilities” has the meaning given to it in the Intercreditor Agreement. “Investments” means, in relation to a Chargor:

(a)	any Shares;

(b)	any equity securities, including shares and stock;

(c)	any debt securities and other forms of instrument giving rise to or acknowledging indebtedness, including bonds, notes, certificates of deposit, depository receipts, loan stock, debenture stock and coupons;

(d)	any Cash Equivalent;

(e)	all interests in collective investment schemes or any investment fund and any other investments; and

(f)	all warrants, options and other rights to subscribe for, purchase, call for delivery or otherwise acquire any investment of a type referred to in any of paragraphs (a) to (e) (inclusive) above,

in which that Chargor has an interest, in each case, whether or not marketable, and whether held directly by or to the order of that Chargor or by any trustee, nominee, fiduciary or settlement or clearance system on its behalf, together with, in each case, all Related Rights.

“IP Framework Document” means the side letter entered into 30 October 2023 between, amongst others, Selina Management UK and Ludmilio Limited as collateral agent in connection with, inter alia, Licences.

“Land Registry” means the Land Registry of England and Wales. “Licence” means all of the Chargor’s right, title, and interest in and to:

(a)	any and all licencing agreements or similar arrangements with respect to Intellectual Property;

(b)	all income, royalties, damages, claims, and payments now or hereafter due or payable under and with respect thereto, including, without limitation, damages and payments for past and future breaches thereof; and

(c)	all rights to sue for past, present, and future reaches thereof. “LPA 1925” means the Law of Property Act 1925.

“LPMPA 1994” means the Law of Property (Miscellaneous Provisions) Act 1994.

“LRA 2002” means the Land Registration Act 2002.

“Material Contracts” means, in relation to a Chargor:

(a)	any Hedging Agreement; and

(b)	any other agreement specified as such in respect of that Chargor in Part E (Material Contracts) of Schedule 2 (Security Assets) or otherwise designated as a Material Contract by the Common Security Agent, in each case, to which that Chargor is a party or in which it otherwise has an interest and, in each case, all Related Rights.

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“Monetary Claims” means, in relation to a Chargor, any book and other debts and monetary claims of any nature (including any Group Liabilities) due, owing or payable to that Chargor (other than in respect of any Account) and, in each case, all Related Rights.

“Obligor” means any Debtor.

“Original Debenture” means the debenture dated 30 October 2023 between the Original Chargors (as defined therein) and Ludmilio Limited as collateral agent, as amended pursuant to the Intercreditor Agreement.

“Parent” means Selina Brand Holdings Limited, a private limited liability company, incorporated under the laws of England and Wales and with registration number 15220799, whose registered office is at 27 Old Gloucester Street, London WC1N 3AX.

“Pari Passu Creditor” has the meaning given to that term in the Intercreditor Agreement. “Party” means a party to this Deed.

“Plant and Machinery” means, in relation to a Chargor, any plant and machinery, vehicles, office equipment, computers and other chattels (excluding any forming part of its stock in trade or work in progress) in which that Chargor has an interest and, in each case, all Related Rights.

“Quasi-Security” means an arrangement or a transaction whereby an Obligor would:

(a)	sell, transfer or otherwise dispose of any of its assets in respect of which it has granted security on terms whereby they are or may be leased to or re-acquired by any other Obligor;

(b)	sell, transfer or otherwise dispose of any of its receivables in respect of which it has granted security on recourse terms;

(c)	enter into any arrangement under which money or the benefit of a bank or other account in respect of which it has granted security may be applied, set-off or made subject to a combination of accounts; or

(d)	enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising indebtedness or of financing the acquisition of an asset.

“Real Property” means, in relation to a Chargor:

(a)	any freehold, leasehold, licence or other interest in any immovable property in which that Chargor has an interest (including the property identified in respect of that Chargor in Part A (Real Property) of Schedule 2 (Security Assets) (if any)) and all Related Rights; and

(b)	any buildings, trade and other fixtures or fittings forming part of the property referred to in paragraph (a) above and in which that Chargor has in interest and, in each case, all Related Rights.

“Receiver” means:

(a)	a receiver and manager or other receiver appointed under this Deed in respect of any Security Asset and shall, if allowed by law, include an administrative receiver; or

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(b)	any delegate or sub-delegate of any person referred to in paragraph (a) above appointed pursuant to the terms of this Deed.

“Related Rights” means in relation to any asset:

(a)	the proceeds of sale of any part of that asset;

(b)	all rights and benefits under any Licence, assignment, contract of insurance, agreement for sale or agreement for lease in respect of that asset;

(c)	all rights, powers, benefits, claims, contracts, warranties, remedies, security, guarantees, indemnities or covenants for title in respect of that asset;

(d)	any monies and proceeds paid or payable in respect of that asset;

(e)	all fees, royalties and other rights of every kind relating to or derived from that asset; and

(f)	any right to sue for past, present and future infringement of its Intellectual Property and all rights corresponding to its Intellectual Property throughout the world and all re- issues, divisions continuations, amendments, renewals, extensions and continuations in-part thereof.

“Relevant Interest” means any “relevant interest” (within the meaning of paragraph 2 of Schedule 1B to the CA 2006) in any Chargor or other member of the Group, and includes any Investments of any Chargor in any other Chargor or other member of the Group.

“Restrictions Notice” has the meaning given to “restrictions notice” in paragraph 1(2) of Schedule 1B to the CA 2006 and for the purposes of paragraph 1 of that Schedule.

“Second Secured Convertible Promissory Note” means the secured convertible promissory note dated 31 July 2023, entered into between, amongst others, Selina Hospitality PLC, Selina Management UK and Ludmilio Limited as collateral agent, as such agreement is amended, waived, novated or supplemented from time to time.

“Second Subscription Agreement” means the agreement to subscribe for the Second Secured Convertible Promissory Note dated 31 July 2023, entered into between, amongst others, Selina Hospitality PLC, Selina Management UK and Ludmilio Limited as collateral agent, as such agreement is amended, waived, novated or supplemented from time to time.

“Secured Convertible Promissory Notes” has the meaning given to the term Senior Secured Convertible Notes in the Intercreditor Agreement.

“Secured Obligations” has the meaning given to it in the Intercreditor Agreement. “Secured Parties” has the meaning given to it in the Intercreditor Agreement.

“Security Assets” means all the assets, property and undertakings from time to time being subject to the security created by or purported to be created by this Deed, in each case of whatever type and wherever located and together with all Related Rights. Any reference to one or more of the Security Assets includes all or any part of it or each of them.

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“Selina Hospitality PLC” means Selina Hospitality PLC, company organized and existing under the laws of England and Wales, having company number 13931732 and a registered address of 27 Old Gloucester Street, London WC1N 3AX.

“Selina Management UK” means Selina Management Company UK Ltd, a company organised and existing under the laws of England, having company number 10975317 and a registered address of 102 Fulham Palace Road, London W6 9PL.

“Shares” means, in relation to a Chargor:

(a)	shares in any member of the Group owned legally or beneficially by it or held by the Common Security Agent or any nominee on its behalf (including the shares identified in respect of that Chargor in Part B (Shares) of Schedule 2 (Security Assets) (if any)); and

(b)	any other shares forming part of its Investments that are identified in respect of that Chargor in Part B (Shares) of Schedule 2 (Security Assets) (if any)),

and, in each case, all Related Rights.

“Subsidiary” has the meaning given to it in the Intercreditor Agreement. “TA 2000” means the Trustee Act 2000.

“Tax” means any present or future tax, duty, levy, fee impost, assessment or other governmental charge (including penalties, interest and any other additions thereto that are imposed by any government or other taxing authority, and, for the avoidance of doubt, including any withholding or deduction for or on account of Tax). “Taxes” and “Taxation” shall be construed to have corresponding meanings.

“Third Parties Act” means the Contracts (Rights of Third Parties) Act 1999. “Transaction Security” has the meaning given to it in the Intercreditor Agreement.

“Voting Event” means, in relation to a particular Investment of any Chargor, the service of a notice by the Common Security Agent (either specifying that Investment or generally in relation to all or a designated class of Investments) on any Chargor on or following the occurrence of an Enforcement Event, specifying that control over the voting rights attaching to the Investment or Investments specified in that notice are to pass to the Common Security Agent.

“Warning Notice” has the meaning given to “warning notice” in paragraph 1(2) of Schedule 1B to the CA 2006 and for the purposes of paragraph 1 of that schedule.

1.2	Construction

(a)	Unless the context otherwise requires or a contrary indication appears in this Deed, the provisions of clause 1.2 (Construction) of the Intercreditor Agreement shall apply to this Deed as if set out in full in this Deed except that references to “this Deed” shall be construed as references to this Deed and:

(i)	“assets” includes properties, revenues and rights of every kind, present, future and contingent and whether tangible or intangible;

(ii)	“authorisation” or “consent” shall be construed as including any authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration;

(iii)	a “company” includes any company, corporation or other body corporate, wherever and however incorporated or established;

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(iv)	this “Deed” or any other “Debt Document” or any other agreement or instrument is a reference to this Deed or other Debt Document or other agreement or instrument as it may have been varied, amended, supplemented, replaced, extended, restated or novated from time to time and includes a reference to any document which varies, amends, supplements, replaces, extends, restates, novates or is entered into, made or given pursuant to, or in accordance with, any of the terms of this Deed or, as the case may be, the relevant Debt Document, agreement or instrument;

(v)	“include or including” shall be construed without limitation;

(vi)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vii)	“law” includes any present or future common or customary law, principle of equity, and any constitution, decree, judgment, decision, legislation, statute, order, ordinance, regulation, bye-law or other legislative measure in any jurisdiction or any present or future official directive, regulation, guideline, request, rule, code of practice, treaty or requirement (in each case, whether or not having the force of law but, if not having the force of law, the compliance with which is in accordance with the general practice of a person to whom the directive, regulation, guideline, request, rule, code of practice, treaty or requirement is intended to apply) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(viii)	a “person” includes any individual, firm, company, government, state or agency of a state, local or municipal authority, trust, association, joint venture, consortium, partnership or other entity (in each case, whether or not having separate legal personality);

(ix)	“qualified person” means a person who, under the IA 1986, is qualified to act as a receiver of any asset of any company with respect to which he is appointed or an administrative receiver of that company;

(x)	“rights” includes all rights, title, benefits, powers, privileges, interests, claims, authorities, discretions, remedies, liberties, easements, quasi-easements and appurtenances (in each case, of every kind, and whether present, future or contingent); and

(xi)	“security” includes any mortgage, charge, pledge, lien, security assignment, hypothecation or trust arrangement for the purpose of providing security and any other encumbrance or security interest of any kind, in each case, having the effect of securing any obligation of any person (including the deposit of monies or property with a person with the intention of affording that person a right of lien, set-off, combination or counter-claim) and any other agreement or any other type of arrangement having a similar effect (including any “flawed asset” or “hold back” arrangement), and “security interest” shall be construed accordingly.

(b)	Unless the context otherwise requires or a contrary indication appears:

(i)	a reference in this Deed to any Investment includes:

(A)	all dividends, interest, coupons and other distributions paid or payable;

(B)	all stocks, shares, securities, rights, monies, allotments, benefits and other assets accruing or offered at any time by way of redemption, substitution, conversion, exchange, bonus or preference, under option rights or otherwise;

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(C)	any rights against any settlement or clearance system; and

(D)	any rights under any custodian or other agreement, in each case, in relation to that Investment;

(ii)	a reference in this Deed to a Security Asset includes:

(A)	any part of that Security Asset;

(B)	any proceeds of that Security Asset; and

(C)	any present and future assets of the same type as that Security Asset;

(iii)	in this Deed a defined term includes its other cognate forms;

(iv)	in this Deed:

(A)	certificated has the meaning given to it in the Uncertificated Securities Regulations 2001; and

(B)	clearance system means a person whose business is, or includes, the provision of clearance services or security accounts or any nominee or depository for that person; and

(v)	where this Deed refers to any provision of any other Debt Document and that Debt Document is amended in a manner that would result in that reference being incorrect, this Deed shall be construed so as to refer to that provision as renumbered in the amended Debt Document.

(c)	The terms of the other Debt Documents and of any side letters relating to the Debt Documents are incorporated in this Deed to the extent required for any contract for the purported disposition of any Security Asset contained in this Deed to be a valid disposition in accordance with section 2(1) of the Law of Property (Miscellaneous Provisions) Act 1989.

(d)	The fact that the details of any asset in any Schedule are incorrect or incomplete shall not affect the validity or enforceability of this Deed in respect of any asset of any Chargor.

(e)	References in this Deed to a “Clause” or “Schedule” are to a clause of, or schedule to, this Deed.

(f)	Where a provision of another Finance Document is referred to in this Deed and that provision is subsequently renumbered, this Deed shall be construed so as to give effect to that renumbering.

1.3	Trustee Act 1925 and Trustee Act 2000

(a)	Section 1 of the TA 2000 shall not apply to any function of the Common Security Agent. Where there are any inconsistencies between the Trustee Act 1925 or the TA 2000 and the provisions of this Deed, the provisions of this Deed shall, to the extent allowed by law, prevail and, in the case of any inconsistency with the TA 2000, the provisions of this Deed shall constitute a restriction or exclusion for the purposes of the TA 2000.

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(b)	The Common Security Agent may retain or invest in securities payable to bearer without appointing a person to act as a custodian.

(c)	Sections 22 and 23 of the TA 2000 shall not apply to this Deed.

1.4	Third parties

(a)	Except as otherwise expressly provided in this Deed, the terms of this Deed may be enforced only by a Party and the operation of the Third Parties Act is excluded.

(b)	Notwithstanding any term of this Deed and subject to clause 25 (Consents, amendments and override) of the Intercreditor Agreement, no consent of a third party is required to rescind, terminate or amend this Deed.

1.5	Distinct security

(a)	All Transaction Security shall be construed as creating separate and distinct security over each relevant asset within any particular class of assets defined or referred to in this Deed. The failure to create effective security, whether arising out of any provision of this Deed or any act or omission by any person, over any one such asset shall not affect the nature or validity of the security imposed on any other such asset, whether within that same class of assets or otherwise.

(b)	The existence of a Restrictions Notice in respect of any Relevant Interest, or the Transaction Security or any trust created or expressed to be created under this Deed being or becoming unenforceable or failing to take effect (in each case, temporarily or otherwise) over any asset defined or referred to in this Deed, whether arising out of any provision of this Deed, any act or omission by any person or otherwise, shall not affect the nature or validity of the Transaction Security, or any such trust, imposed on any other asset defined or referred to in this Deed, whether within the same class of assets as the Relevant Interest or other relevant asset or otherwise

1.6	Chargor intent

Without prejudice to the generality of any other provision of this Deed, each Chargor expressly confirms that it intends that this Deed and the Transaction Security shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Debt Documents and/or any present or future facility or amount made available under any of the Debt Documents, including for the purposes of, or in connection with, any of the following: business acquisitions of any nature; increasing the commitments under the Debt Documents, increasing the indebtedness (including adding a new facility) under the Debt Documents; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any Costs and Expenses associated with any of the foregoing.

1.7	Implied covenants for title

The obligations of each Chargor under this Deed are in addition to the covenants for title deemed to be included in this Deed by virtue of Part 1 of the LPMPA 1994.

1.8	Inconsistency between this Deed and the Intercreditor Agreement

If there is any conflict or inconsistency between any provision of this Deed and any provision of the Intercreditor Agreement, the provision of the Intercreditor Agreement shall prevail.

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1.9	Nature of Security

Where this Deed purports to create a “first fixed charge”, “first legal mortgage” or a “first floating charge”, the Chargors will not be in breach of the terms of this Deed or any other Debt Document where the Security created by this Debenture is not first ranking solely due to the creation of prior Security pursuant to the Original Debenture.

1.10	Original Debenture

(a)	This Deed is in addition, and without prejudice, to the Original Debenture. The Parties agree that the Original Debenture continues in full force and effect and continues to secure the Secured Obligations (as defined therein).

(b)	Without prejudice to the generality of paragraph (a) above:

(i)	any reference to a “first” fixed charge or an assignment (in clause 4 (Creation of Security), a “first” floating charge (in clause 4.10 (Floating charge)) is qualified by and subject to the Security created by the Original Debenture in respect of the relevant Security Assets;

(ii)	any reference to Security being created by this Deed “with full title guarantee” is qualified by and subject to the Security created by the Original Debenture in respect of the relevant Security Assets;

(iii)	the deposit with the Security Agent under the Original Debenture of any title document required to be deposited with the Security Agent under Clause 10.3 (Documents of title relating to Real Property), Clause 11.2 (Documents of title relating to Investment and perfection) and Clause 16.4 (Registration of Intellectual Property) shall be deemed to satisfy any Chargors’ obligation under Clause 10.3 (Documents of title relating to Real Property), Clause 11.2 (Documents of title relating to Investment and perfection) and Clause 16.4 (Registration of Intellectual Property) to the extent any such title document is identical to the document required to be delivered pursuant to this Deed; and

(iv)	the covenants of any Chargor contained in Clause 8.1 (Negative pledge) are qualified by and subject to the Security created by the Original Debenture in respect of the Security Assets,

unless and to the extent that, notwithstanding the agreement set out in paragraph (a)(i) above, the relevant Security created by, or a relevant provision of, the Original Debenture is or becomes ineffective.

2.	COVENANT TO PAY

(a)	Each Chargor shall, as primary obligor and not merely as surety, pay or discharge on demand all of the Secured Obligations when they become due in the manner provided for in the relevant Debt Documents.

(b)	Each Chargor confirms to the Common Security Agent that the amount secured by this Deed is the full amount of the Secured Obligations.

3.	PROVISIONS APPLICABLE TO ALL SECURITY CREATED

3.1	Nature of Security

The Security created under this Deed is created:

(a)	in favour of the Common Security Agent;

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(b)	over all present and future assets of each Chargor or, to the extent that it does not own them, over any right, title or interest it may have in or in respect of them;

(c)	as continuing security for the payment and discharge of the Secured Obligations that will extend to the ultimate balance of the Secured Obligations, regardless of any intermediate payment or discharge in whole or in part; and

(d)	with full title guarantee.

4.	CREATION OF SECURITY

4.1	Real Property

Each Chargor charges:

(a)	by way of a first legal mortgage in favour of the Common Security Agent all its right, title and interest in and to the Real Property in England and Wales vested in it on the date of this Deed; and

(b)	(to the extent not the subject of a mortgage under paragraph (a) above) by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to its Real Property.

4.2	Investments

(a)	Each Chargor mortgages by way of a first legal mortgage in favour of the Common Security Agent all its right, title and interest in and to the Shares and any other shares forming part of the Investments, in each case, belonging to it on the date of this Deed.

(b)	To the extent not the subject of a mortgage under paragraph (a) above), each Chargor charges by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to its Investments.

4.3	Plant and Machinery

Each Chargor charges by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to its Plant and Machinery.

4.4	Accounts

(a)	Each Chargor charges by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to each of its Accounts and any amount standing to the credit of, and the debt represented by, each such Account.

(b)	To the extent not effectively assigned or charged as a first fixed charge under paragraph (a) above, each Chargor shall hold on trust for the benefit of the Common Security Agent all its present and future right, title and interest in and to each of its Accounts and any amount standing to the credit of, and the debt represented by, each such Account.

4.5	Monetary Claims

(a)	Each Chargor charges by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to its Monetary Claims.

(b)	To the extent not effectively charged as a first fixed charge under paragraph (a) above, each Chargor shall hold on trust for the benefit of the Common Security Agent all its present and future right, title and interest in and to each of its Monetary Claims.

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4.6	Insurance Policies

(a)	Each Chargor assigns absolutely to the Common Security Agent, subject to a proviso for reassignment in accordance with Clause 6 (Release and reassignment), all its present and future right, title and interest in and to its Insurance Policies.

(b)	To the extent not effectively assigned under paragraph (a) above, each Chargor charges by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to its Insurance Policies.

(c)	To the extent not effectively assigned or charged as a first fixed charge under paragraph (a) or (b) above, each Chargor shall hold on trust for the benefit of the Common Security Agent all its present and future right, title and interest in and to each of its Insurance Policies.

4.7	Material Contracts and other contracts

(a)	Each Chargor assigns absolutely to the Common Security Agent, subject to a proviso for reassignment in accordance with Clause 6 (Release and reassignment), all its present and future right, title and interest in and to its Material Contracts (in relation to any Hedging Agreement of that Chargor, subject to and after applying: (i) the payment netting provisions set out in section 2(c) of the 1992 ISDA Master and/or section 2(c) of the 2002 ISDA Master (as applicable) and (ii) the close-out netting provisions set out in section 6(e) of the 1992 ISDA Master and/or section 6(e) of the 2002 ISDA Master (as applicable), in each case, forming part of that Hedging Agreement).

(b)	To the extent not effectively assigned under paragraph (a) above, each Chargor charges by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to its Material Contracts (in relation to any Hedging Agreement of that Chargor, subject and without prejudice to the payment and close-out netting provisions of the 1992 ISDA Master and/or the 2002 ISDA Master referred to in paragraph (a) above).

(c)	Each Chargor charges by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to any contract or agreement (in each case, other than any Material Contract) to which it is a party or in which it otherwise has an interest.

(d)	To the extent not effectively assigned or charged as a first fixed charge under paragraph (a), (b) or (c) above, each Chargor shall hold on trust for the benefit of the Common Security Agent all its present and future right, title and interest in and to each of its Material Contract and any other contract or agreement in and to any contract or agreement to which it is a party or in which it otherwise has an interest.

4.8	Intellectual Property

Each Chargor, with full title guarantee, charges by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in its Intellectual Property.

4.9	Miscellaneous

Each Chargor charges by way of a first fixed charge in favour of the Common Security Agent (to the extent not otherwise assigned, charged or mortgaged under Clauses 4.1 (Real Property) to 4.8 (Intellectual Property) (inclusive)) all its present and future right, title and interest in and to:

(a)	any beneficial interest of it in, or claim or entitlement of it to, any assets of any pension fund;

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(b)	the benefit of any agreement, licence, consent or authorisation (statutory or otherwise) held by it in connection with its business or the use of any of its assets;

(c)	its goodwill;

(d)	rights in relation to its uncalled capital;

(e)	any letter of credit issued in its favour; and

(f)	any bill of exchange or other negotiable instrument held by it.

4.10	Floating charge

(a)	Each Chargor charges by way of a first floating charge in favour of the Common Security Agent all its present and future assets, property, business, undertaking and uncalled capital of whatever type and wherever located, in each case, together with all Related Rights.

(b)	The floating charge created by each Chargor pursuant to paragraph (a) above shall be without prejudice to, and shall rank behind, all fixed Transaction Security, but shall rank in priority to any other security interest created by any Chargor after the date of this Deed.

(c)	The floating charge created by each Chargor pursuant to paragraph (a) above is a “qualifying floating charge” for the purposes of paragraph 14 of Schedule B1 to the IA 1986. Paragraph 14 of Schedule B1 to the IA 1986 shall apply to this Deed.

5.	CONVERSION OF FLOATING CHARGE

5.1	Automatic conversion

The floating charge created pursuant to paragraph (a) of Clause 4.10 (Floating charge) shall (in addition to the circumstances in which the same will occur under general law) automatically and immediately be converted into a fixed charge over all of each Chargor’s assets, rights and property not already subject to an effective fixed charge if:

(a)	any Chargor creates, or attempts to create, a security without the prior written consent of the Common Security Agent, or any trust in favour of another person over all or any part of the Security Assets;

(b)	any Chargor disposes or attempts to dispose of all or any part of the Security Assets contrary to Clause 8.2 (Disposals);

(c)	a Receiver is appointed over all or any Security Assets;

(d)	any person levies, or attempts to levy, any distress, attachment, execution or other process against all or any part of its Intellectual Property;

(e)	the Common Security Agent receives notice of the appointment of, or a proposal or an intention to appoint, an administrator of any Chargor or if any Chargor is wound up or has an administrator appointed; or

(f)	any Insolvency Event occurs in respect of any Chargor,

and, in each case, the conversion shall take effect from the instant before the occurrence of that event.

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5.2	Conversion by notice

The Common Security Agent may by notice in writing to a Chargor convert the floating charge created by that Chargor pursuant to paragraph (a) of Clause 4.10 (Floating charge) with immediate effect into one or more fixed charges over all or any of that Chargor’s assets, rights and property specified in that notice if:

(a)	an Event of Default has occurred;

(b)	the Common Security Agent considers, acting reasonably, that any Security Assets may be in danger of being seized or sold pursuant to any form of legal process or otherwise is in jeopardy; or

(c)	the Common Security Agent considers that it is necessary or desirable to protect the priority, value and enforceability of the security.

5.3	Moratorium – floating charge

The floating charge created pursuant to paragraph (a) of Clause 4.10 (Floating charge) may not be converted into a fixed charge solely by reason of the obtaining of a moratorium (or anything done with a view to obtaining a moratorium) under the IA 2000.

5.4	Reconversion to floating charge

Any floating charge which has crystallised under Clause 5.1 (Automatic conversion) or Clause 5.2 (Conversion by notice) may, by notice in writing given at any time by the Common Security Agent to the relevant Chargor, be reconverted into a floating charge under paragraph (a) of Clause 4.10 (Floating charge) in relation to the assets, rights and property specified in that notice. The conversion to a fixed charge and reconversion to a floating charge (or the converse) may occur any number of times.

5.5	No waiver

The giving by the Common Security Agent of a notice under Clause 5.2 (Conversion by notice) in relation to any asset shall not be construed as a waiver or abandonment of the Common Security Agent’s rights to serve any notice in respect of any other asset or of any other right of any Secured Party under this Deed or any other Debt Document.

5.6	Charge Documents

Upon the conversion of any floating charge pursuant to this Clause 5, each Chargor shall, at its own cost and expense and as soon as practicable following the request of the Common Security Agent, execute a fixed charge or legal assignment in such for as the Common Security Agent may require.

5.7	Charge Documents

Any asset acquired by any Chargor after any crystallisation of the floating charge created under this Deed which, but for such crystallisation, would be subject to a floating charge shall (unless the Common Security Agent confirms in writing to the contrary) be charged to the Common Security Agent by way of first fixed charge.

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6.	RELEASE AND REASSIGNMENT

Subject to paragraph (e) of Clause 7 (Provisions relating to Transaction Security) and provided that, at the time of the request, no Enforcement Event has occurred, promptly after the Discharge Date, the Common Security Agent shall, at the request and cost of the Parent:

(a)	release and reassign to the relevant Chargor its rights, title and interest in and to the Security Assets; and

(b)	execute such notices and directions to any persons as the relevant Chargor may reasonably require in order to give effect to that release and reassignment,

in each case, without recourse to or any representation or warranty by any Secured Party or any other person.

7.	PROVISIONS RELATING TO TRANSACTION SECURITY

(a)	All Transaction Security:

(i)	is created in favour of the Common Security Agent for itself and on behalf of each of the other Secured Parties;

(ii)	is created free from any security interest (other than any Transaction Security);

(iii)	is created over the present and future assets of each Chargor; and

(iv)	is a continuing security for the payment, discharge and performance of all of the Secured Obligations, shall extend to the ultimate balance of all amounts payable under the Debt Documents and shall remain in full force and effect until the Discharge Date. No part of the Transaction Security shall be considered to be satisfied or discharged by any intermediate payment, discharge or satisfaction of the whole or any part of the Secured Obligations.

(b)	If a Chargor purports to mortgage, assign or, by way of a fixed charge, charge an asset (a “restricted asset”) under this Deed and that mortgage, assignment or fixed charge breaches a law, a regulation or a term of a written agreement (a “Restrictive Contract”) binding on that Chargor in respect of that restricted asset because the consent, approval or authorisation of a person (other than a member of the Group, each a “counterparty”), a governmental body or a regulator has not been obtained, then:

(i)	that Chargor shall notify the Common Security Agent of the same immediately;

(ii)	subject to paragraph (iv) below, the relevant mortgage, assignment or fixed charge under this Deed shall extend (to the extent that no breach of that Restrictive Contract would occur) to the Related Rights in respect of that restricted asset but shall exclude the restricted asset itself;

(iii)	unless the Common Security Agent otherwise requires, that Chargor shall obtain the consent of each relevant counterparty and, once obtained, shall promptly provide a copy of that consent to the Common Security Agent; and

(iv)	on and from the date on which that Chargor obtains the consent of each relevant counterparty, that restricted asset shall become subject to a mortgage, an assignment or a fixed charge in favour of the Common Security Agent under each provision of Clause 3 (Creation of security) which applies to the class of asset corresponding to that restricted asset.

(c)	The Common Security Agent holds the benefit of this Deed and the Transaction Security on trust for itself and each of the other Secured Parties from time to time on the terms of the Intercreditor Agreement.

(d)	The Transaction Security created pursuant to this Deed by each Chargor is made with full title guarantee under the LPMPA 1994.

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(e)	If the Common Security Agent considers that any payment, security or guarantee provided to it or any other Secured Party under or in connection with any Debt Document is capable of being avoided, reduced or invalidated by virtue of any applicable law, notwithstanding any reassignment or release of any Security Asset, the liability of the Chargors under this Deed and the Transaction Security shall continue as if those amounts had not been paid or as if any such security or guarantee had not been provided.

(f)	Each undertaking of a Chargor (other than a payment obligation) contained in this Deed:

(i)	shall be complied with at all times during the period commencing on the date of this Deed and ending on the Discharge Date; and

(ii)	is given by that Chargor for the benefit of the Common Security Agent and each other Secured Party.

(g)	Notwithstanding anything contained in this Deed or implied to the contrary, each Chargor remains liable to observe and perform all conditions and obligations assumed by it in relation to the Security Assets. The Common Security Agent is under no obligation to perform or fulfil any such condition or obligation or to make any payment in respect of any such condition or obligation.

8.	RESTRICTION ON DEALINGS

8.1	Negative pledge

No Chargor shall:

(a)	create or permit to subsist any security or Quasi-Security on any of the Security Assets (including its Intellectual Property) other than any security or Quasi-Security arising solely by operation of law; or

(b)	(whether by a single transaction or a number of related or unrelated transactions and whether voluntarily or involuntarily) assign, charge, lease, transfer or otherwise dispose of all or any part of its right, title and interest in and to any Security Asset, other than as expressly permitted by the Debt Documents or pursuant to the brand licencing and sub-licencing agreements entered into on or around 30 October 2023 between, among others, Selina Nomad Limited and Selina Hospitality PLC (or any future licencing or sub-licencing agreements contemplated under those agreements) strictly in accordance with the IP Framework Document, provided that, without prejudice to any other provision of this Deed, such permission shall be expressly revoked upon the Transaction Security becoming enforceable.

8.2	Disposals

Each Chargor undertakes that it will not (and will not permit any person to) at any time dispose of (or agree to dispose of) all or any part of its Security Assets other than as expressly permitted or not prohibited by the Debt Documents.

8.3	Enforcement of rights

Each Chargor shall use its best endeavours to enforce any rights and institute, continue or defend any proceedings relating to any of the Security Assets which the Common Security Agent may from time to time require, in each case, at that Chargor’s cost.

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8.4	Information and access

Each Chargor shall deliver to the Common Security Agent from time to time on request such information about the Security Assets and its compliance with the terms of this Deed as the Common Security Agent may reasonably require.

8.5	Covenants and legal obligations

Each Chargor shall:

(a)	observe, perform and otherwise comply with all applicable byelaws, laws, regulations, covenants and other obligations and matters from time to time affecting any of the Security Assets or their use or enjoyment and (if required by the Common Security Agent) produce evidence to satisfy the Common Security Agent that it is complying with this obligation;

(b)	pay (or procure the payment of) all taxes, charges, assessments, impositions and other outgoings of any kind which are from time to time payable in respect of any of the Security Assets and (if required by the Common Security Agent) produce evidence of payment to satisfy the Common Security Agent; and

(c)	not fail to, and shall procure that its Subsidiaries shall not fail to, comply with all laws to which each such party is subject if failure to so comply would have, or be reasonably likely to have, a Material Adverse Effect (as defined in the First Secured Convertible Promissory Note).

8.6	Moratorium – disposals

The obtaining of a moratorium (or anything done with a view to obtaining a moratorium) under the IA 2000 shall not, by itself, cause restrictions in this Deed or any other Debt Document that would not otherwise apply to be imposed on the disposal of property by any Chargor.

8.7	Holding Company

The Chargors shall not trade, carry on any business, own any assets or incur any liabilities except for:

(a)	the provision of administrative services (excluding treasury services) to other members of the Group of a type customarily provided by a holding company to its Subsidiaries;

(b)	ownership of shares in its Subsidiaries, intra-Group debit balances, intra-Group credit balances and other credit balances in bank accounts, cash and Cash Equivalent Investments but only if those shares, credit balances, cash and Cash Equivalent Investments are subject to the Transaction Security;

(c)	the granting of licences under its Intellectual Property (which licences may or may not be exclusive, and include the power for the licensees to grant exclusive and non- exclusive sub-licences) strictly in accordance with the terms of the IP Framework Agreement;

(d)	any activities to register and maintain the registration of the Intellectual Property and, if required, take enforcement action against infringements;

(e)	any liabilities under the Transaction Documents to which it is a party and professional fees and administration costs in the ordinary course of business as a holding company;

(f)	the provisions of intercompany loans to any other member of the Group, to the extent permitted under the 2029 Notes Indenture and other loan agreements entered into with Osprey Investments Limited or an Affiliate thereof; and

(g)	any other activity to which the Pari Passu Creditors have given their prior written consent.

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9.	REPRESENTATIONS AND WARRANTIES

9.1	General representations and warranties

Each Chargor represents and warrants to each Secured Party that:

(a)	it has the power to execute and to perform its obligations and liabilities under the Debt Documents;

(b)	it has taken all action necessary to authorise the execution of and the performance of its obligations and liabilities under the Debt Documents;

(c)	the execution and delivery of, and the performance by it of its obligations under, the Debt Documents:

(i)	will not result in a breach of any provisions of its organisational documents (including its articles of association);

(ii)	will not result in a breach of, or constitute a default under, any agreement or instrument to which it or by which it is bound;

(iii)	will not result in breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound; and

(d)	it does not require the approval of any governmental, quasi-governmental or regulatory body, including any anti-trust authority or anti-trust approval or in respect of matters relating to merger control, foreign direct investment, anti-money laundering, foreign exchange controls and any other requirements based on the identity, domicile, business or other characteristics of the Secured Parties or any of its Affiliates;

(e)	it is in compliance with all laws, including as to Taxes, applicable to its business, operations and performance of its obligations and liabilities under the Debt Documents;

(f)	no Default or Event of Default is continuing;

(g)	all the Debt Documents (including this Deed) are legal, valid and binding upon it and all of the security created or purported to be created by the Security Documents (including this Deed) create (subject to any security arising solely by operation of law) first ranking security and the security that they purport to create;

(h)	it is the sole legal and beneficial owner of all of the assets that are subject to the security created by the Security Documents (including its Intellectual Property); and

(i)	in respect of all written information regarding the Intellectual Property that has been provided to a Pari Passu Creditor by or on behalf of any Chargor on or before the date hereof (the “Information”):

(i)	all such Information was true and accurate in all material respects as at the date of that Information;

(ii)	any forecast contained in the Information was prepared on the basis of recent historical information and on the basis of reasonable assumptions, consistent with past practices of the Parent and was fair (as at the date of the relevant report or document containing the forecast) and arrived at after careful consideration;

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(iii)	the expressions of opinion or intention provided by or on behalf of the Parent or any other member of the Group for the purposes of the Information were made after careful consideration and (as at the date of the relevant report or document containing the expression of opinion or intention) were fair and based on reasonable grounds;

(iv)	all projections contained in the Information were prepared in good faith on the basis of assumptions which were reasonable at the time at which they were prepared and supplied; and

(v)	nothing has occurred or been omitted and no information has been given or withheld that results in the Information being untrue or misleading in any material respect in light of the circumstances under which such statements were or are made;

(j)	it is the sole legal and beneficial owner of, and absolutely entitled to, the assets that it purports to mortgage, charge or assign under this Deed (other than, where relevant, in respect of the legal ownership of any of its Investments registered in the name of its nominee or in the name of the Common Security Agent (or its nominee) pursuant to this Deed);

(k)	it has not mortgaged, charged or assigned or otherwise encumbered or disposed of any of the assets that it purports to mortgage, charge or assign under this Deed, in each case, other than as expressly permitted under this Deed;

(l)	the assets that it purports to mortgage, charge or assign under this Deed are free from any security, Quasi-Security or option to purchase or similar right, in each case, other than as expressly permitted under this Deed;

(m)	it is not aware of any third-party claim:

(i)	that any registrations or applications in respect of its owner Intellectual Property are invalid or unenforceable; and

(ii)	challenging the Chargor’s rights to such registrations and applications, and the Chargor is not aware of any basis for such claims, other than, in each case, to the extent any such third-party claims would not reasonably be expected to have a Material Adverse Effect (as defined in the First Secured Convertible Promissory Note); and

(n)	this Deed is not liable to be avoided or otherwise set aside on its liquidation or administration or otherwise,

except, in the case of paragraphs (c)(ii), (c)(iii) and (d), as would not have a Material Adverse Effect (as defined in the First Secured Convertible Promissory Note).

9.2	Times for making representations and warranties

The representations and warranties set out in this Deed (including in Clause 9.1 (General representations and warranties), Clause 10.1 (Information for Report on Title), Clause 10.2 (Representations and warranties – Real Property), Clause 11.1 (Representations and warranties – Investments), Clause 15.1 (Representations and warranties – Material Contracts) and Clause 16.1 (Representation and warranty – Intellectual Property)) are:

(a)	made by each Chargor on the date of this Deed (or the date on which that Chargor accedes to this Deed); and

(b)	are deemed to be repeated on each day that any indebtedness or other amounts are owing to the Secured Parties under the Debt Documents, in each case by reference to the circumstances existing at that time.

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10.	REAL PROPERTY

10.1	Information for report on title

Each Chargor represents and warrants to each Secured Party that:

(a)	the information provided by that Chargor for the purpose of any report on title relating to any of its Real Property was true in all material respects (and did not omit any information which if disclosed would make that information untrue or misleading in any material respect) at the date it was expressed to be given; and

(b)	as at the date of this Deed (or the date on which that Chargor accedes to this Deed), nothing has occurred since the date on which the information referred to in paragraph (a) above was provided which, if disclosed, would make that information untrue or misleading in any material respect.

10.2	Representations and warranties – Real Property

Each Chargor represents and warrants to each Secured Party that, other than as disclosed in any report on title relating to any of its Real Property:

(a)	it is the sole legal and beneficial owner of its Real Property;

(b)	no breach of any law, regulation or covenant is outstanding which affects or would be reasonably likely to affect materially the value, saleability or use of its Real Property;

(c)	there are no covenants, agreements, stipulations, reservations, conditions, interests, rights or other matters whatsoever affecting its Real Property which conflict with its present use or adversely affect the value, saleability or use of any of its Real Property, in each case, to any material extent;

(d)	nothing has arisen or has been created or is subsisting which would be an overriding interest or an unregistered interest which overrides first registration or registered dispositions over its Real Property and which would be reasonably likely to affect materially its value, saleability or use;

(e)	all facilities (including access) necessary for the enjoyment and use of its Real Property (including those necessary for the carrying on of its business at its Real Property) are enjoyed by its Real Property and none of those facilities are on terms entitling any person to terminate or curtail its use or on terms which conflict with or restrict its use, where the lack of those facilities would be reasonably likely to affect materially its value, saleability or use;

(f)	it has received no notice of any adverse claims by any person in respect of its Real Property which, if adversely determined, would or would be reasonably likely to materially adversely affect the value, saleability or use of any of its Real Property, and no acknowledgment has been given to any person in respect of its Real Property; and

(g)	its Real Property is held by it free from any security (other than any Transaction Security) or any lease or licence which, in the case of any lease or licence, would be reasonably likely to affect materially its value, saleability or use.

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10.3	Documents of title relating to Real Property

Each Chargor shall, on the date of this Deed, and on or immediately after the acquisition by that Chargor of any estate or interest in any Real Property or the creation of any new legal interest in any Real Property (including the grant of any new lease):

(a)	deposit all deeds and documents of title relating to its Real Property with the Common Security Agent (or as the Common Security Agent may direct); or

(b)	deliver to the Common Security Agent a solicitor’s undertaking from a firm of solicitors regulated by the Law Society of England and Wales to hold such deeds and documents of title to the order of the Common Security Agent (such firm and the terms of the undertaking to be acceptable to the Common Security Agent).

The Common Security Agent is entitled to hold and retain all such deeds and documents of title or the benefit of such undertaking (as the case may be) until the Discharge Date or, if earlier, until the Real Property to which the relevant deeds or documents of title relate is released from the Transaction Security in accordance with the Debt Documents.

10.4	Repair and compliance with leases and covenants

Each Chargor shall:

(a)	keep its Real Property in good and substantial repair and condition to the satisfaction of the Common Security Agent;

(b)	perform and observe in all material respects all the covenants, conditions and stipulations (whether as landlord or tenant) in any lease, agreement for lease or other right to occupy in respect of any of its Real Property (including to pay the rent, if a tenant) and shall not do or permit to subsist any act or thing as a result of which any such lease, agreement for lease or other right to occupy may be subject to determination or right of re-entry or forfeiture before the expiration of its term;

(c)	not at any time without the prior written consent of the Common Security Agent sever or remove any of the fixtures forming part of its Real Property or any of the plant and machinery (other than stock in trade or work in progress) on or in its Real Property; and

(d)	comply with, observe and perform the following in relation to or affecting its Real Property:

(i)	the requirements of all applicable planning and environmental laws;

(ii)	any conditions attaching to any planning permissions; and

(iii)	any notices or other orders made by any planning, environmental or other public body.

10.5	Notices – Real Property

Within 14 days after the date of receipt by any Chargor of any application, requirement, order or notice served or given by any public or local or other authority with respect to all or any part of its Real Property, that Chargor shall deliver a copy of that application, requirement, order or notice to the Common Security Agent and inform the Common Security Agent of the steps taken or proposed to be taken to comply with the same.

10.6	Leases

No Chargor shall, without the prior written consent of the Common Security Agent:

(a)	grant or agree to grant (whether in exercise of, or independently of, any statutory power) any lease or tenancy;

(b)	agree to or enter into any amendment, waiver or surrender of any lease or tenancy;

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(c)	commence any forfeiture proceedings or exercise peaceable re-entry in respect of any lease or tenancy;

(d)	part with possession of or confer upon any person any contractual licence or right to occupy;

(e)	consent to any assignment or underletting of any tenant’s interest under any lease or tenancy;

(f)	agree to any rent review in respect of any lease or tenancy; or

(g)	serve any notice on any former tenant under any lease or tenancy (or any guarantor of that former tenant) which would entitle it to a new lease or tenancy,

in each case, in respect of all or any part of its Real Property.

10.7	Development

No Chargor shall:

(a)	make or permit any person to make any application for planning permission in respect of any part of its Real Property; or

(b)	carry out or permit to be carried out on any part of its Real Property any development for which the permission of any local planning authority is required.

10.8	Land Registry and perfection

(a)	Each Chargor undertakes to make a due application (or procure that such an application is made) to the Land Registry within five Business Days after the date of this Deed, in respect of all of its Real Property located in England and Wales the title to which is registered or required to be registered under the LRA 2002 (and, as proprietor of the relevant registered estate or the party entitled to be registered as such a proprietor (as the case may be), consents to such an application being made by or on behalf of the Common Security Agent):

(i)	to register the first legal mortgage created pursuant to this Deed in favour of the Common Security Agent;

(ii)	to enter a restriction in the following terms on the relevant register of title:

“No [specify type of disposition] of the registered estate by the proprietor of the registered estate, or by the proprietor of any registered charge, not being a charge registered before the entry of this restriction, is to be registered without a written consent signed by the proprietor for the time being of the charge in the supplemental security agreement dated [ ] in favour of AETHER FINANCIAL SERVICES UK LIMITED (as agent and trustee for itself and each of the other Secured Parties referred to in that supplemental security agreement) referred to in the charges register or its conveyancer”; and

(iii)	to enter a notice of the obligation of the Secured Parties to make further advances to the Original Chargors and the Debtors under the Debt Documents.

(b)	Immediately following the completion of the Land Registry application referred to in paragraph (a) above, each Chargor shall notify the Common Security Agent of the same and supply updated official copies of the relevant registers of title to the Common Security Agent or as the Common Security Agent may otherwise direct.

(c)	Each Chargor shall immediately following the execution of this Deed:

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(i)	provide written notice to the landlord of any leasehold property forming part of its Real Property of the Transaction Security created pursuant to this Deed, such notice to be in a form satisfactory to the Common Security Agent and in accordance with the terms of the relevant lease; and

(ii)	procure that each such landlord delivers to the Common Security Agent a written acknowledgment of that notice in a form satisfactory to the Common Security Agent.

10.9	Future Real Property

(a)	Each Chargor shall immediately notify the Common Security Agent of any contract, conveyance, transfer or other disposition for the acquisition by it (or its nominee) of any Real Property.

(b)	In respect of any estate or interest in any Real Property acquired by any Chargor after the date of this Deed, that Chargor shall (at its own cost):

(i)	immediately following the acquisition, execute and deliver, or procure that there is executed and delivered, to the Common Security Agent one of the following:

(A)	if that estate or interest relates to Real Property in England and Wales, a first legal mortgage of that Real Property in favour of the Common Security Agent, in the form required by the Common Security Agent, that is supplemental to, and on the terms and conditions of, this Deed; or

(B)	if that estate or interest relates to Real Property outside England and Wales, an instrument appropriate to create a security interest equivalent to that set out in paragraph (A) above in that jurisdiction in respect of that Real Property in favour of the Common Security Agent, containing such terms and conditions as the Common Security Agent may require, in each case, to secure the payment and discharge of the Secured Obligations (and, pending the execution of any such instrument, that Chargor shall hold all its estate and interest in that Real Property on trust for the Common Security Agent, as security for the Secured Obligations);

(ii)	if title to that estate or interest is (either before or after the acquisition) registered or required to be registered under the LRA 2002, within five Business Days after the acquisition:

(A)	duly register its acquisition of that Real Property at the Land Registry;

(B)	as part of the application to the Land Registry referred to in paragraph (A) above, make a due application (or procure that such an application is made) to register the first legal mortgage created in accordance with paragraph (b)(i)(A) above and to enter a restriction and a notice on the relevant registers of title in accordance with paragraph (a) of Clause 10.8 (Land Registry and perfection) or otherwise as required by the Common Security Agent; and

(C)	immediately following the completion of the Land Registry application referred to in paragraphs (A) and (B) above, notify the Common Security Agent of the same and supply updated official copies of the relevant registers of title to the Common Security Agent or as the Common Security Agent may otherwise direct; and

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(iii)	if that estate or interest is leasehold property, immediately following the acquisition provide a written notice to the relevant landlord, and procure that such landlord delivers to the Common Security Agent a written acknowledgment of that notice, in each case, in accordance with paragraph (c) of Clause 10.8 (Land Registry and perfection) or otherwise as required by the Common Security Agent.

10.10	Title investigation

Each Chargor shall:

(a)	grant the Common Security Agent and its lawyers all facilities within the power of that Chargor to carry out investigations of title in respect of any Real Property and to make such enquiries in relation to any Real Property as a prudent mortgagee might carry out; and

(b)	as soon as practicable following a request by the Common Security Agent, supply a report as to the title of that Chargor in respect of any of its Real Property in relation to those matters which might properly be sought to be covered by a prudent mortgagee in a report of that nature.

10.11	Real Property – default

(a)	If any Chargor fails to comply with any provision of this Clause 10, the Common Security Agent (and its agents and contractors) shall be entitled to do such things as the Common Security Agent considers are necessary or desirable to remedy that failure.

(b)	Each Chargor shall immediately on demand by the Common Security Agent pay the Costs and Expenses of the Common Security Agent (and its agents and contractors) incurred in connection with any action taken under paragraph (a) above, together with interest accruing on those Costs and Expenses at the Default Rate for the period from and including the date on which those Costs and Expenses were incurred up to and excluding the date on which they were reimbursed.

11.	INVESTMENTS

11.1	Representations and warranties – Investments

Each Chargor represents and warrants to each Secured Party that:

(a)	the Investments which it purports to mortgage or charge under this Deed are duly authorised, validly issued and fully paid;

(b)	it has not nominated any person to enjoy or exercise any right relating to those Investments pursuant to Part 9 of the CA 2006 or otherwise;

(c)	there is nothing in its (or any other member of the Group’s) constitutional documents or any instrument, document, agreement or arrangement to which it (or any other member of the Group) is a party or otherwise which restricts or prohibits its entry into, or the performance by it of its obligations under, this Deed or which could impede or impair any right or remedy of the Common Security Agent under or in respect of this Deed, including in respect of the perfection of any transfer of any Investments of any Chargor;

(d)	it (and each other member of the Group) is in compliance with its obligations under the CA 2006 and any associated law (and has complied with those obligations within any necessary timeframes) and has complied with the terms of any notice that it has received under section 790D or 790E of the CA 2006 within the timeframe specified in that notice;

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(e)	it has not (and no other member of the Group has) received a Warning Notice or Restrictions Notice under paragraph 1 of Schedule 1B to the CA 2006 in respect of any Relevant Interest of any Chargor, any other member of the Group or any Affiliate of any member of the Group; and

(f)	it is the sole legal and beneficial owner of those Investments.

11.2	Documents of title relating to Investments and perfection

Each Chargor shall, on the date of this Deed or, if later, immediately upon becoming entitled to any Investment:

(a)	deliver to the Common Security Agent or otherwise as the Common Security Agent may direct, in the agreed form:

(i)	all certificates, documents of title and other documentary evidence of ownership relating to its certificated Investments (other than any Cash Equivalent); and

(ii)	all transfers duly executed by that Chargor (or its nominee) in respect of its Investments, undated and with the name of the transferee left blank or, if the Common Security Agent requires, in favour of the Common Security Agent (or its nominee), together with all other documents that the Common Security Agent may require, including to enable the Common Security Agent (or its nominee) or any purchaser to be registered as the owner of, or otherwise to obtain legal title to, those Investments;

(b)	procure that the Common Security Agent (or its nominee) details of the Transaction Security created under this Deed are noted on the relevant register of members and deliver such evidence of this to the Common Security Agent as the Common Security Agent may require;

(c)	in respect of any of its Investments that are held by any nominee or custodian:

(i)	notify that nominee or custodian of the existence of the Transaction Security created under this Deed in any form that the Common Security Agent may require; and

(ii)	procure that the nominee or custodian acknowledges the notice referred to in paragraph (i) above in any form that the Common Security Agent may require; and

(d)	terminate, with immediate effect, any rights of any person (other than the Common Security Agent or its nominee) to enjoy or exercise any right relating to any of that Chargor’s Investments whether pursuant to Part 9 of the CA 2006 or otherwise.

11.3	Changes to Investments

(a)	Other than as expressly permitted under the Debt Documents, no Chargor shall take, omit to take or allow the taking of, or omission to take, any action which:

(i)	may result in the rights attaching to, in respect of or conferred by its Investments being altered in a manner which is adverse to the interests of the Secured Parties;

(ii)	may prejudice the value of its Investments or the ability of the Common Security Agent to realise the Transaction Security in respect of those Investments; or

(iii)	is otherwise inconsistent with the terms of any Debt Document.

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(b)	No Chargor shall nominate any person, other than the Common Security Agent (or its nominee), to enjoy or exercise any right relating to any of its Investments whether pursuant to Part 9 of the CA 2006 or otherwise.

(c)	Immediately following the acquisition by any Chargor (or its nominee) of any Investments after the date of this Deed, that Chargor shall notify the Common Security Agent of the same.

11.4	Rights before Voting Event

Subject to Clause 11.3 (Changes to Investments), before the occurrence of a Voting Event:

(a)	each Chargor:

(i)	may continue to exercise the voting rights, powers and other rights in respect of its Investments;

(ii)	shall pay all dividends and other income and distributions paid or payable in respect of its Investments into an Account and, until that payment, that Chargor shall hold those amounts on trust for the Common Security Agent; and

(iii)	shall pay when due all calls or other payments that may be or become due in respect of any of its Investments; and

(b)	if any Investments of a Chargor have been registered in the name of the Common Security Agent (or its nominee), the Common Security Agent (or its nominee) shall:

(i)	exercise the voting rights, powers and other rights in respect of those Investments in such manner as that Chargor may direct in writing from time to time;

(ii)	use reasonable endeavours to forward to that Chargor all material notices, correspondence and other communication that it receives in relation to those Investments; and

(iii)	promptly execute any dividend mandate necessary to ensure that any dividends and other income and distributions paid or payable in respect of those Investments are paid to that Chargor or, if payment is made directly to the Common Security Agent (or its nominee), promptly pay those amounts to that Chargor.

11.5	Rights after Voting Event

On and after the occurrence of a Voting Event:

(a)	the Common Security Agent (or its nominee) may exercise (or refrain from exercising) any voting rights, powers and other rights in respect of any Investments of any Chargor as it sees fit and without any further consent or authority on the part of any Chargor; and

(b)	each Chargor:

(i)	shall comply with or procure the compliance with any directions of the Common Security Agent (or its nominee) in respect of any Chargor’s Investments;

(ii)	irrevocably appoints the Common Security Agent (or its nominee) as its proxy to exercise all voting rights, powers and other rights in respect of its Investments with effect from the occurrence of that Voting Event to the extent that those Investments remain registered in its name; and

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(iii)	shall hold all dividends and other income and distributions paid or payable in respect of its Investments on trust for the Common Security Agent, pending payment to the Common Security Agent for application in accordance with Clause 23 (Application of proceeds), and each Chargor waives its rights to any such amounts.

11.6	Other obligations relating to Investments

(a)	At any time when any Investments of a Chargor have been registered in the name of the Common Security Agent (or its nominee), the Common Security Agent (or its nominee, as applicable) shall not be under any duty to:

(i)	ensure that any dividends or other income or distributions paid or payable in respect of those Investments are duly and promptly paid or received by it (or its nominee);

(ii)	verify that the correct amounts are paid or received by it (or its nominee); or

(iii)	take any action in connection with the taking up of any (or any offer of any) stock, shares, rights, monies or other property paid, distributed, accruing or offered at any time by way of interest, dividend, redemption, bonus, rights, preference, option, warrant or otherwise on or in respect of those Investments.

(b)	Each Chargor shall indemnify the Common Security Agent (or its nominee) against any loss or liability incurred by the Common Security Agent (or its nominee) as a consequence of the Common Security Agent (or its nominee) acting at the direction of a Chargor in respect of any of its Investments.

(c)	Each Chargor shall pay when due all calls or other payments that may be or become due in respect of any of its Investments.

(d)	No Chargor shall nominate any person, other than the Common Security Agent (or the Common Security Agent’s nominee), to enjoy or exercise any right relating to any of its Investments whether pursuant to Part 9 of the CA 2006 or otherwise.

(e)	Promptly following the receipt by any Chargor or any other member of the Group (or, in each case, its nominee) of:

(i)	any notice issued under section 790D or 790E of the CA 2006 or any Warning Notice or Restrictions Notice issued under paragraph 1 of Schedule 1B to the CA 2006 in respect of any Relevant Interest of any Chargor, any other member of the Group or any Affiliate of any member of the Group;

(ii)	any other notice in respect of any Investments of any Chargor; or

(iii)	any correspondence or other communication in respect of any Investments of any Chargor or any Relevant Interest of any Chargor, any other member of the Group or any Affiliate of any member of the Group (in each case, including any request referred to in sub-paragraph (h)(iii) below), that Chargor (and the Parent shall procure that such other member of the Group) shall notify the Common Security Agent of that receipt and promptly provide to the Common Security Agent a copy of that notice, correspondence or other communication.

(f)	Each Chargor (and the Parent shall procure that each other member of the Group) shall:

(i)	notify the Common Security Agent of its intention to issue a Warning Notice or Restrictions Notice under paragraph 1 of Schedule 1B to the CA 2006 in respect of any Relevant Interest of any Chargor, any other member of the Group or any Affiliate of any member of the Group; and

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(ii)	provide to the Common Security Agent a copy of that Warning Notice or Restrictions Notice,

in each case, at least five Business Days before that Chargor (or that other member of the Group) issues the Warning Notice or Restrictions Notice.

(g)	Each Chargor (and the Parent shall procure that each other member of the Group) shall promptly:

(i)	notify the Common Security Agent of any change that it makes to its PSC Register (if it is required to maintain one); and

(ii)	provide to the Common Security Agent a copy of its updated PSC Register (if it is required to maintain one) in form and substance which complies with applicable law.

(h)	Each Chargor (and the Parent shall procure that each other member of the Group) shall:

(i)	comply with its obligations under the CA 2006 and any associated law within any necessary timeframes;

(ii)	comply with the terms of any notice that it receives under section 790D or 790E of the CA 2006 within the timeframe specified in that notice; and

(iii)	comply with any other request for information that it receives in respect of any Investments of any Chargor or any Relevant Interest of any Chargor, any other member of the Group or any Affiliate of any member of the Group, or that is made under any law or regulation or by any listing or other authority or pursuant to any provision contained in any articles of association or other constitutional document, in each case, within the timeframe specified in that request or any other necessary timeframe, and, in respect of paragraphs (h)(ii) and (h)(iii) above, promptly following compliance with the notice or request, that Chargor (and the Parent shall procure that such other member of the Group) shall provide to the Common Security Agent a copy of its response to that notice or request.

(i)	Notwithstanding paragraph (f) above, no Chargor (and the Parent shall procure that no other member of the Group) shall exercise its right to issue a Warning Notice or Restrictions Notice under paragraph 1 of Schedule 1B to the CA 2006 in respect of any Relevant Interest of any Chargor, any other member of the Group or any Affiliate of any member of the Group, unless it is required to do so under applicable law and, if it is so required, it shall, in issuing the Warning Notice or Restrictions Notice:

(i)	have regard to the interests of the Secured Parties; and

(ii)	use reasonable endeavours to preserve the rights and remedies of the Secured Parties.

(j)	No Chargor (and the Parent shall procure that no other member of the Group) shall make any application (or similar) to the court under Schedule 1B to the CA 2006 in respect of any Relevant Interest of any Chargor, any other member of the Group or any Affiliate of any member of the Group unless it notifies the Common Security Agent of its intention to make the application (or similar) at least five Business Days before doing so, and it shall not make any such application (or similar) which is or could reasonably be expected to be adverse to the interests of the Secured Parties.

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(k)	Each Chargor (and the Parent shall procure that each other member of the Group) shall actively assist the Common Security Agent with any application (or similar) to the court that it makes under Schedule 1B to the CA 2006 in respect of any Relevant Interest of any Chargor, any other member of the Group or any Affiliate of any member of the Group, and provide the Security Agent with all information, documents and evidence that it may reasonably request in connection with the same.

(l)	Each Chargor authorises the Common Security Agent to:

(i)	comply with the terms of any notice that the Common Security Agent receives under section 790D of the CA 2006; and

(ii)	(on behalf of that Chargor) respond to:

(A)	any notice that such Chargor receives under section 790D or 790E of the CA 2006, where that Chargor fails to comply with the terms of that notice within the timeframe specified in that notice; and

(B)	any request referred to in paragraph (h)(iii) above received by that Chargor, where that Chargor fails to comply with the terms of that request within the timeframe specified in that request or any other necessary timeframe, and each Chargor waives any breach of any confidentiality provisions in any Debt Document that may occur as a result of the Security Agent taking any action under this paragraph (l).

(m)	If any Investment of any Chargor is held by any person on behalf of that Chargor, that Chargor shall procure that any such person performs the obligations of that Chargor under this Clause 11.

11.7	Investments – default

(a)	If any Chargor fails to make payment of any calls or other payments that may be or become due in respect of any of its Investments, the Common Security Agent (or its nominee) may make such payment on behalf of that Chargor.

(b)	Each Chargor shall immediately on demand by the Common Security Agent reimburse the Common Security Agent (or its nominee) for all Costs and Expenses incurred by the Common Security Agent (or its nominee) in connection with any payment made under paragraph (a) above, together with interest accruing on those Costs and Expenses at the Default Rate for the period from and including the date on which those Costs and Expenses were incurred up to and excluding the date on which they were reimbursed.

11.8	Settlement and clearance systems

(a)	Each Chargor shall:

(i)	instruct, or request its nominee or custodian to instruct, any settlement or clearance system to transfer any Investment held by that settlement or clearance system for that Chargor, or its nominee or custodian, to an account of the Common Security Agent (or its nominee) with that settlement or clearance system; and

(ii)	take whatever action the Common Security Agent may request for the dematerialisation or rematerialisation of any Investments held in a settlement or clearance system.

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(b)	The Common Security Agent may, at the expense of each Chargor, take whatever action the Common Security Agent considers necessary for the dematerialisation or rematerialisation of any Investments of any Chargor.

12.	PLANT AND MACHINERY

12.1	General obligations relating to Plant and Machinery

(a)	Each Chargor shall keep its Plant and Machinery in good repair and in good working order and condition.

(b)	Each Chargor that holds any interest in any Plant and Machinery that is located on leasehold premises shall, as soon as practicable after the date of this Deed or, if later, the date on which that Chargor acquires such an interest, procure that the lessor of those premises provides written confirmation that it waives absolutely all rights that it may have at any time in respect of that Plant and Machinery.

12.2	Evidence of Transaction Security

Each Chargor shall take any action which the Common Security Agent may require to evidence the Transaction Security created over its Plant and Machinery pursuant to this Deed, including prominently affixing a nameplate on any of its Plant and Machinery stating that:

(a)	the Plant and Machinery is charged in favour of the Common Security Agent; and

(b)	the Plant and Machinery must not be disposed of without the prior written consent of the Common Security Agent unless permitted under the Debt Documents.

13.	ACCOUNTS

13.1	No other Accounts

No Chargor shall have any Accounts other than in accordance with the Debt Documents or as required in the ordinary course of such Chargor’s business or to give effect to any of the Debt Documents or as otherwise contemplated by this Deed, and in each case to the extent not prohibited under the Debt Documents.

13.2	Notice – Accounts

(a)	Each Chargor shall deliver to the Common Security Agent promptly and in any event not later than two Business Days after the date of this Deed (or, in respect of any Account opened or change occurring after the date of this Deed, promptly and in any event not later than two Business Days after the date of opening of that Account or that change), details of any Account maintained by it (unless those details are set out in Part C (Accounts) of Schedule 2 (Security Assets) or any schedule to any Accession Document). Such details shall include the name of the Account Bank with whom each Account is maintained, together with the account number, sort code and description of that Account.

(b)	Each Chargor shall within two Business Days after the date of this Deed (or, in respect of any Account opened after the date of this Deed, within two Business Days after the date of opening of that Account):

(i)	give notice to each Account Bank substantially in the form set out in Schedule 3 (Form of notice and acknowledgment for Accounts); and

(ii)	use its best endeavours to procure that the Account Bank delivers to the Common Security Agent a duly completed acknowledgment of that notice substantially in the form set out in Schedule 3 (Form of notice and acknowledgment for Accounts).

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(c)	The entry into this Deed by the Parties shall constitute written notice to the Common Security Agent and acknowledgment by the Common Security Agent of that notice, in each case, substantially in the form set out in Schedule 3 (Form of notice and acknowledgment for Accounts), of any Transaction Security created pursuant to this Deed over any Account maintained by any Chargor with the Common Security Agent on the date of this Deed.

13.3	Change of Account Bank

(a)	An Account Bank may only be changed with the prior written consent of the Common Security Agent.

(b)	The change shall only become effective if the proposed new Account Bank agrees to fulfil the role of Account Bank in accordance with the terms of this Deed.

(c)	Upon a change of Account Bank becoming effective, the net amount (if any) standing to the credit of any Account maintained with the old Account Bank shall be immediately transferred to a corresponding Account maintained with the new Account Bank.

(d)	Each Chargor shall take such action as the Common Security Agent may require to facilitate a change of Account Bank and any transfer of credit balances and irrevocably appoints the Common Security Agent as its attorney to take any such action in the event it fails to do so.

13.4	Accounts

(a)	Each Chargor shall:

(i)	collect and realise its Monetary Claims in a prudent manner (as agent for the Common Security Agent) and pay the proceeds of those Monetary Claims into a Account immediately upon receipt (and those proceeds shall be held upon trust by that Chargor for the Common Security Agent until that payment); and

(ii)	not factor, discount or otherwise deal with its Monetary Claims other than as provided for in paragraph (i) above (or enter into any agreement for that factoring, discounting or dealing) or in connection with any set-off or group cash pooling arrangements in the ordinary course of business to the extent not prohibited under the Secured Promissory Notes, in each case, other than as permitted by the Debt Documents.

(b)	Before the occurrence of an Enforcement Event, each Chargor shall (subject to the terms of the Debt Documents) be entitled to receive, withdraw or otherwise transfer any credit balance from time to time on any Account.

(c)	On and after the occurrence of an Enforcement Event:

(i)	no Chargor shall be entitled to receive, withdraw or otherwise transfer the proceeds of collection or realisation of any Monetary Claims standing to the credit of any Account or any other credit balance on any Account without the prior written consent of the Common Security Agent; and

(ii)	each Chargor shall promptly give written notice to the debtors in respect of any Monetary Claims in such form as the Common Security Agent may require. The entry into this Deed by each Chargor shall constitute written notice to that Chargor (and acknowledgment by it of the same) of any Transaction Security created pursuant to this Deed over any Monetary Claims owed by that Chargor to any other Chargor on the date of this Deed.

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13.5	Exercise of rights on Enforcement Event

On and after the occurrence of an Enforcement Event:

(a)	any permission to use amounts withdrawn from any Account (whether pursuant to this Deed or otherwise) is expressly revoked and each Chargor shall hold those amounts, together with the proceeds of any of its Monetary Claims, on trust for the Common Security Agent, pending payment to the Common Security Agent for application in accordance with Clause 23 (Application of proceeds), and each Chargor waives its rights to any such amounts; and

(b)	the Common Security Agent shall be entitled without notice to any Chargor to receive, withdraw, apply, transfer or set-off any or all of the credit balances from time to time on any Account in or towards payment or other satisfaction of all or part of the Secured Obligations in accordance with Clause 23 (Application of proceeds).

14.	INSURANCE POLICIES

14.1	Notice – Insurance Policies

(a)	Each Chargor shall deliver to the Common Security Agent promptly and in any event not later than two Business Days after the date of this Deed (or, in respect of any Insurance Policy entered into or change occurring after the date of this Deed, promptly and in any event not later than two Business Days after the date of entry into that Insurance Policy or that change), details of each of its Insurance Policies (unless those details are set out in Part D (Insurance Policies) of Schedule 2 (Security Assets) or any schedule to any Accession Document). Such details shall include the name of the insurer in respect of each Insurance Policy, together with the policy number and description of that Insurance Policy.

(b)	Each Chargor shall within five Business Days after the date of this Deed (or, in respect of any Insurance Policy entered into after the date of this Deed, within five Business Days after the date of entry into that Insurance Policy):

(i)	give notice to each insurer or insurance broker (as applicable) substantially in the form set out in Schedule 4 (Form of notice and acknowledgment for Insurance Policies); and

(ii)	use its best endeavours to procure that such insurer or insurance broker (as applicable) delivers to the Common Security Agent a duly completed acknowledgment of that notice substantially in the form set out in Schedule 4 (Form of notice and acknowledgment for Insurance Policies).

14.2	Other obligations relating to Insurance Policies

(a)	Each Chargor shall:

(i)	take all reasonable and practicable steps to preserve and enforce its rights and remedies under or in respect of its Insurance Policies, provided that the exercise of those rights and remedies is not inconsistent with the terms of the Debt Documents;

(ii)	keep the Security Assets insured;

(iii)	without prejudice to the generality of any other provision of this Clause 14:

(A)	promptly pay all premiums and other monies payable under or in connection with any of its Insurance Policies and supply to the Common Security Agent a copy of each of its Insurance Policies and evidence reasonably satisfactory to the Common Security Agent of the payment of those amounts; and

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(B)	not take, omit to take or allow the taking of, or omission to take, any action which might render any of its Insurance Policies void, voidable or unenforceable; and

(iv)	subject to Clause 14.4 (Exercise of rights on Enforcement Event) and other than as provided to the contrary in the Debt Documents, pay all amounts that it receives under or in connection with any of its Insurance Policies into an Account, pending application in accordance with the Intercreditor Agreement, and until that payment that Chargor shall hold those amounts on trust for the Common Security Agent.

(b)	No Chargor shall amend or waive any term of, or terminate, any of its Insurance Policies (or agree to do so) unless permitted by the Debt Documents.

(c)	Before the occurrence of an Enforcement Event, each Chargor shall remain entitled to exercise all of its rights and remedies under or in respect of its Insurance Policies as agent of the Common Security Agent. In all other respects the relevant Chargor shall act as principal in its dealings with third parties (including the relevant insurer or insurance broker, as applicable) and shall not commit the Common Security Agent to any contractual relationship with, or any contractual, tortious or other liability to, any third party (including the relevant insurer or insurance broker, as applicable).

14.3	Insurance Policies – default

(a)	If any Chargor fails to comply with any provision of this Clause 14, the Common Security Agent may effect or renew any Insurance Policy on such terms, in such name(s) and in such amount(s) as it considers to be necessary or desirable.

(b)	Each Chargor shall immediately on demand by the Common Security Agent reimburse the Common Security Agent for all Costs and Expenses incurred by the Common Security Agent in connection with any action taken under paragraph (a) above, together with interest accruing on those Costs and Expenses at the Default Rate for the period from and including the date on which those Costs and Expenses were incurred up to and excluding the date on which they were reimbursed.

14.4	Exercise of rights on Enforcement Event

On and after the occurrence of an Enforcement Event:

(a)	the Common Security Agent may exercise (without any further consent or authority on the part of any Chargor and irrespective of any direction given by any Chargor) any Chargor’s rights or remedies (including direction of any payments to the Common Security Agent) under or in respect of any of its Insurance Policies; and

(b)	each Chargor shall hold any payment that it receives under or in respect of its Insurance Policies on trust for the Common Security Agent, pending payment to the Common Security Agent for application in accordance with Clause 23 (Application of proceeds), and each Chargor waives its rights to any such payment.

15.	MATERIAL CONTRACTS

15.1	Representations and warranties – Material Contracts

Each Chargor represents and warrants to each Secured Party that:

(a)	its obligations under each Material Contract to which it is a party are valid, legally binding and enforceable in accordance with their terms; and

(b)	there is no prohibition on assignment in any Material Contract to which it is a party and the entry into and performance by it of this Deed do not conflict with any term of any Material Contract to which it is a party.

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15.2	Notice – Material Contracts

(a)	Each Chargor shall deliver to the Common Security Agent promptly and in any event not later than two Business Days after the date of this Deed (or, in respect of any Material Contract entered into or designated as such or change occurring after the date of this Deed, promptly and in any event not later than two Business Days after the date of entry into or designation of that Material Contract or that change), details of each of its Material Contracts (unless those details are set out in Part E (Material Contracts) of Schedule 2 (Security Assets) or any schedule to any Accession Document). Such details shall include the date of each Material Contract, the parties to it and its description.

(b)	Each Chargor shall within five Business Days after the date of this Deed (or, in respect of any Material Contract entered into or designated as such after the date of this Deed, within five Business Days after the date of entry into or designation of that Material Contract):

(i)	give notice to each counterparty to each of its Material Contracts substantially in the form set out in Schedule 4 (Form of notice and acknowledgment for Material Contracts); and

(ii)	use its best endeavours to procure that each such counterparty delivers to the Common Security Agent a duly completed acknowledgment of that notice substantially in the form set out in Schedule 4 (Form of notice and acknowledgment for Material Contracts).

(c)	The entry into this Deed by each Chargor shall constitute written notice to that Chargor and acknowledgment by that Chargor of that notice, in each case, substantially in the form set out in Schedule 4 (Form of notice and acknowledgment for Material Contracts), of any assignment or charge created pursuant to this Deed over any Material Contract that evidences the terms of any Group Liabilities to which that Chargor and any other Chargor are party on the date of this Deed.

15.3	Other obligations relating to Material Contracts

(a)	Each Chargor shall take all reasonable and practicable steps to preserve and enforce its (as if such rights had not been assigned to the Common Security Agent) rights and remedies under or in respect of its Material Contracts, provided that the exercise of those rights and remedies is not inconsistent with the terms of the Debt Documents.

(b)	Without limiting any assignment under this Deed, no Chargor shall purport to, or actually:

(i)	amend, supplement, vary or waive any provision of any of its Material Contracts (or agree to do so);

(ii)	exercise any right to rescind, cancel or terminate any of its Material Contracts;

(iii)	release any counterparty from its obligations under any of its Material Contracts;

(iv)	waive any breach by any counterparty of any of its Material Contracts or consent to any act or omission which would otherwise constitute a breach of any of its Material Contracts; or

(v)	novate, transfer or assign any of its rights under any of its Material Contracts (other than as provided pursuant to this Deed).

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(c)	Each Chargor shall supply to the Common Security Agent copies of each Material Contract to which it is a party and any other information and documentation relating to any Material Contract to which it is a party.

(d)	Subject to Clause 15.4 (Exercise of rights on Enforcement Event) and other than as provided to the contrary in the Debt Documents, each Chargor shall pay all monies that it receives under or in connection with any Material Contract into an Account, pending application in accordance with the Intercreditor Agreement, and until that payment that Chargor shall hold those amounts on trust for the Common Security Agent.

(e)	Before the occurrence of an Enforcement Event but subject to the other provisions of this Clause 15.3, each Chargor shall be entitled to exercise all of the rights and remedies expressed to be given to it under or in respect of its Material Contracts and any associated rights and remedies as agent of the Common Security Agent (its assignee). In all other respects the relevant Chargor shall act as principal in its dealings with third parties (including the relevant counterparty) and shall not commit the Common Security Agent to any contractual relationship with, or any contractual, tortious or other liability to, any third party (including the relevant counterparty).

15.4	Exercise of rights on Enforcement Event

On and after the occurrence of an Enforcement Event:

(a)	the Common Security Agent may exercise (without any further consent or authority on the part of any Chargor and irrespective of any direction given by any Chargor) any Chargor’s (but for any assignment of such rights to the Common Security Agent under this Deed) rights or remedies (including direction of any payments to the Common Security Agent) under or in respect of any Material Contract to which that Chargor is a party; and

(b)	each Chargor shall hold any payment that it receives under or in respect of its Material Contracts on trust for the Common Security Agent, pending payment to the Common Security Agent for application in accordance with Clause 23 (Application of proceeds), and each Chargor waives its rights to any such payment.

16.	INTELLECTUAL PROPERTY

16.1	Representation and warranty – Intellectual Property

(a)	Each Chargor represents and warrants to each Secured Party that, as at the date of this Deed (or the date on which that Chargor accedes to this Deed), all Intellectual Property owned or held by that Chargor and registered before any registry anywhere in the world) is identified in Part F (Intellectual Property) of Schedule 2 (Security Assets) or any schedule to any Accession Document.

(b)	No Chargor is aware of any third-party claim:

(i)	that any registrations or applications in respect of its owner Intellectual Property are (or, in the case of applications, would be on registration) invalid or unenforceable; and

(ii)	challenging any Chargor’s rights to such registrations and applications, and no Chargor is aware of any basis for such claims, other than, in each case, to the extent any such third-party claims would not reasonably be expected to have a Material Adverse Effect (as defined in the First Secured Convertible Promissory Note).

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16.2	Notification

(a)	Each Chargor shall promptly, and no later than 10 Business Days after the date that such application, filing or acquisition is made, notify the Common Security Agent with details of all of its registered Intellectual Property (including applications for registration) granted to or filed by or on behalf of it that comes into existence after the date of this Deed and shall promptly notify the Common Security Agent of any contracts for it to acquire (by licence, assignment or otherwise) any registered Intellectual Property.

(b)	Each Chargor shall notify the Common Security Agent promptly if it knows that any application or registration of any Intellectual Property (now or hereafter existing) owned by any Chargor may become abandoned or dedicated to the public (other than through expiration in accordance with their respective statutory terms), or of any determination or development (including the institution of, or any such determination or development in, any proceeding in any court) abandoning any Chargor’s ownership of any such applied for or registered Intellectual Property, its right to register the same, or to keep and maintain the same, except, in each case, for dispositions permitted under the Debt Documents.

(c)	Each Chargor, if it becomes aware of any infringement, dilution or misappropriation, as applicable, of its Intellectual Property, shall promptly notify the Common Security Agent and shall take such actions as are reasonable and appropriate under the circumstances to protect such Intellectual Property including, if appropriate, promptly bringing proceedings and recovering all damages therefor.

16.3	Preservation of Intellectual Property

(a)	Each Chargor shall take all action which may be necessary or reasonably requested by the Common Security Agent to preserve, safeguard and maintain the subsistence, validity and enforceability of all present and future rights in or relating to its material Intellectual Property including, observing all covenants and stipulations relating to such rights, paying all applicable renewal fees, licence fees and other outgoings, filing applications for renewal, affidavits of use and initiating opposition and interference and cancellation proceedings against third-parties.

(b)	Each Chargor shall take such steps as may be commercially necessary (including, without limitation, the instruction of legal proceedings) or as reasonably requested by the Common Security Agent to prevent third parties infringing any of its Intellectual Property including but not limited to the Intellectual Property set out in in Part F (Intellectual Property) of Schedule 2 (Security Assets) and the Intellectual Property charged to the Common Security Agent.

(c)	Each Chargor shall not use or permit any of its Intellectual Property to be used in any way which may materially and adversely affect its value.

(d)	Without the prior written consent of the Common Security Agent, the Chargors shall not permit any of its Intellectual Property to be abandoned, cancelled or to lapse and will not sell, assign, transfer, mortgage or otherwise dispose of all or any part of its rights in any Intellectual Property owned by it, except as permitted by the terms of the Debt Documents.

16.4	Registration of Intellectual Property

(a)	Each Chargor shall, in respect of any Intellectual Property acquired or developed by it after the date of this Deed, take such steps as may be necessary and, in the reasonable opinion of the Common Security Agent, beneficial to the overall value of its Intellectual Property and its undertaking, to register such Intellectual Property in the name of any Chargor and to protect the priority of any security constituted by this Deed and register the rights and interests of the Secured Parties created and/or granted under this Deed in respect of such Intellectual Property registered before any registry anywhere in the world (together with the payment of any required fee) as soon as reasonably practicable and in any event within 10 Business Days of the relevant application being registered before any registry anywhere in the world.

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(b)	Each Chargor shall, as soon as reasonably practicable following a reasonable request by the Common Security Agent:

(i)	deliver to the Common Security Agent any documents of title relating to its Intellectual Property (including any Licences relating to them and any forms or documents relating to any applications to register any such Intellectual Property in the name of that Chargor); and

(ii)	execute all such documents and do all acts that the Common Security Agent may require to record the interest of the Common Security Agent in any registers relating to any registered Intellectual Property in any jurisdiction.

(c)	Each Chargor shall:

(i)	use its commercially reasonable efforts to obtain all consents and approvals necessary or appropriate for the assignment to or for the benefit of the Common Security Agent of any Licence held by such Chargor to enable the Common Security Agent to enforce the security created or purported to be created under this Deed (provided that such Chargor shall not, after using commercially reasonable efforts, be required to pay any additional consideration for such consent or approval); and

(ii)	to the extent required pursuant to any material Licence under which such Chargor is the licensee, deliver to the licensor thereunder any notice of the grant of security interest under this Deed or such other notices as are required to be delivered in order to permit the security interest created or permitted to be created under this Deed pursuant to the terms of such Licence.

(d)	All costs incurred by either a Chargor or the Common Security Agent (including official fees and legal fees) in connection with such recordals shall be borne by the Chargors.

16.5	Licences

The Parties agree and acknowledge that nothing in this Deed nor any other Debt Document shall prevent any Chargor from granting licences under its Intellectual Property (which licences may or may not be exclusive, and include the power for the licensees to grant exclusive and non-exclusive sub-licences) strictly in accordance with the terms of the IP Framework Agreement.

17.	ENFORCEMENT OF TRANSACTION SECURITY

17.1	Timing and manner of enforcement

(a)	The Transaction Security shall become enforceable and the powers referred to in Clause 17.2 (Extension and variation of powers under the LPA 1925) shall become exercisable immediately:

(i)	upon the occurrence of an Enforcement Event;

(ii)	if a Chargor requests the Common Security Agent to exercise any of its powers under this Deed;

(iii)	upon the appointment of a Receiver; or

(iv)	if otherwise specified in any other provision of this Deed.

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(b)	Notwithstanding paragraph (a) above, if the giving of any notice, notification or instruction, the making of any filing or the taking of any perfection step or similar is necessary or, in the reasonable opinion of the Common Security Agent, desirable for the purposes of perfecting any Transaction Security or protecting any right or remedy of any Secured Party under or in connection with this Deed, the Common Security Agent may take that action upon the occurrence of an Enforcement Event.

(c)	Without prejudice to any other provision of this Deed, immediately after the Transaction Security has become enforceable, the Common Security Agent may, in its absolute discretion and without notice to any Chargor or prior authorisation from any person, court or similar body:

(i)	enforce all or any part of the Transaction Security and require payment or transfer to it of any amounts, proceeds or other assets held on trust by a Chargor for its benefit; and

(ii)	exercise all or any of the powers, authorities and discretions conferred on the Common Security Agent:

(A)	by the Intercreditor Agreement and/or the other Debt Documents (including this Deed); or

(B)	otherwise by law on mortgagees, chargees or receivers (whether or not the Common Security Agent has appointed a Receiver) or administrators,

in each case, at the times, in the manner and on the terms that it sees fit, or as otherwise directed in accordance with the terms of the Intercreditor Agreement and/or the other Debt Documents.

(d)	No Secured Party (and no agent, employee or officer of any Secured Party) shall be liable to any Chargor for any loss arising from the manner in which the Common Security Agent or any other Secured Party enforces or refrains from enforcing the Transaction Security, and any such person who is not a Party may rely on this paragraph (d) and enforce its terms under the Third Parties Act.

(e)	Without prejudice to any other provision of this Deed, upon and after the Transaction Security becoming enforceable, each Chargor shall hold its Security Assets on trust for the Common Security Agent.

17.2	Extension and variation of powers under the LPA 1925

(a)	The Secured Obligations shall be deemed to have become due and payable on the date of this Deed for the purposes of section 101 of the LPA 1925.

(b)	The power of sale and other powers conferred by section 101 of the LPA 1925 (as varied and extended by this Deed) and all other powers conferred on a mortgagee by law shall be deemed to arise immediately after execution of this Deed.

(c)	Any restriction imposed by law on the power of sale (including under section 103 of the LPA 1925) or the right of a mortgagee to consolidate mortgages (including under section 93 of the LPA 1925) shall not apply to the Transaction Security or this Deed.

(d)	The Common Security Agent may lease, make agreements for leases at a premium or otherwise, surrender, rescind or agree or accept surrenders of leases and grant options on such terms and in such manner as it shall consider fit without the need to comply with any of the provisions of sections 99 and 100 of the LPA 1925. For the purposes of sections 99 and 100 of the LPA 1925, the expression “mortgagor” shall include any encumbrancer deriving title under the original mortgagor and section 99(18) of the LPA 1925 and section 100(12) of the LPA 1925 shall not apply.

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17.3	Contingencies

If the Transaction Security is enforced at a time when no amount is due under the Debt Documents but at a time when amounts may or will become due, the Common Security Agent (or a Receiver) may pay the proceeds of any recoveries effected by it into such number of suspense accounts as it considers appropriate.

17.4	Exercise of powers

All or any of the powers conferred on mortgagees by the LPA 1925 as varied or extended by this Deed (and all or any of the rights and powers conferred by this Deed on a Receiver) (in each case, whether express or implied) may be exercised by the Common Security Agent without further notice to any Chargor at any time after the occurrence of an Enforcement Event, irrespective of whether the Common Security Agent has taken possession of any Security Asset or appointed a Receiver.

17.5	Restrictions on notices

Subject to paragraph (b) of Clause 17.1 (Timing and manner of enforcement), before the occurrence of an Enforcement Event, the Common Security Agent shall not give any notice, notification or instruction:

(a)	referred to in paragraph 2(c) of the notice served on an Account Bank in the form set out in Schedule 3 (Form of notice and acknowledgment for Accounts) to that Account Bank;

(b)	referred to in paragraph 4 of the notice served on an insurer or insurance broker (as applicable) in the form set out in Schedule 4 (Form of notice and acknowledgment for Insurance Policies) to that insurer or insurance broker (as applicable); or

(c)	referred to in paragraph 3 of the notice served on a counterparty to any Material Contract in the form set out in Schedule 4 (Form of notice and acknowledgment for Material Contracts) to that counterparty.

17.6	Protection of third parties

(a)	No person (including a purchaser) dealing with the Common Security Agent or a Receiver or any of its or their respective agents shall be concerned to enquire:

(i)	whether the Secured Obligations have become payable;

(ii)	whether any power which the Common Security Agent or that Receiver may purport to exercise has become exercisable or is being properly exercised;

(iii)	whether any amount remains due under the Debt Documents; or

(iv)	how any money paid to the Common Security Agent or to that Receiver is to be applied, and any such person who is not a Party may rely on this paragraph (a) and enforce its terms under the Third Parties Act.

(b)	Any person (including a purchaser) dealing with the Common Security Agent or a Receiver shall benefit from the protections given to purchasers (as that term is used in the LPA 1925) from a mortgagee by sections 104 and 107 of the LPA 1925, and to persons dealing with a receiver by section 42(3) of the IA 1986, and any such person who is not a Party may rely on this paragraph (b) and enforce its terms under the Third Parties Act.

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(c)	The receipt by the Common Security Agent or any Receiver of any monies paid to the Common Security Agent or that Receiver by any person (including a purchaser) shall be an absolute and conclusive discharge and shall relieve any person dealing with the Common Security Agent or that Receiver of any obligation to see to the application of any monies paid to or at the direction of the Common Security Agent or that Receiver. Any sale or disposal of any Security Asset and any acquisition, in each case, by the Common Security Agent or any Receiver shall be for such consideration, and made in such manner and on such terms as the Common Security Agent or that Receiver sees fit.

(d)	In this Clause 17.6, “purchaser” includes any person acquiring, for money or money’s worth, any interest or right whatsoever in relation to any Security Asset.

17.7	No liability as mortgagee in possession

None of the Common Security Agent, any Receiver or any other Secured Party (or any agent, employee or officer of any of them) shall be liable by reason of entering into possession of a Security Asset:

(a)	to account as mortgagee in possession for any loss on realisation in respect of that Security Asset; or

(b)	for any act, neglect, default, omission or misconduct for which a mortgagee in possession might be liable,

and any such person who is not a Party may rely on this Clause 17.7 and enforce its terms under the Third Parties Act.

17.8	Redemption of prior security

(a)	The Common Security Agent or any Receiver may at any time after the occurrence of an Enforcement Event:

(i)	redeem any prior security on or relating to any Security Asset or procure the transfer of that security to itself; and

(ii)	settle and pass the accounts of any person entitled to that prior security, and any account so settled and passed shall (subject to any manifest error) be conclusive and binding on each Chargor.

(b)	Each Chargor shall on demand pay to the Common Security Agent all principal monies and interest and all Costs and Expenses incidental to any redemption or transfer under this Clause 17.8, in each case, together with interest accruing on those amounts at the Default Rate for the period from and including the date on which those amounts were incurred up to and excluding the date on which they were reimbursed.

17.9	Right of appropriation

(a)	To the extent that any of the Security Assets constitute “financial collateral” and this Deed and the obligations of a Chargor under it constitute a “security financial collateral arrangement” (in each case, as defined in, and for the purposes of, the Financial Collateral Arrangements (No. 2) Regulations 2003 (SI 2003 No. 3226) (the “FCR Regulations”)), upon and after the Transaction Security becoming enforceable, the Common Security Agent or any Receiver shall have the benefit of all the rights conferred on a collateral taker under the FCR Regulations, including the right to appropriate without notice to any Chargor (either on a single occasion or on multiple occasions) all or any part of that financial collateral in or towards discharge of the Secured Obligations and, for this purpose, the value of the financial collateral so appropriated shall be:

(i)	in the case of cash, the amount standing to the credit of each Account, together with any accrued but unposted interest at the time the right of appropriation is exercised; and

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(ii)	in the case of any Investments (or any other financial collateral), the market price of those Investments (or that other financial collateral) determined (after appropriation) by the Common Security Agent or any Receiver in a commercially reasonable manner (including by reference to a public index or independent valuation).

(b)	The Parties agree that the methods of valuation set out in subparagraphs (a)(i) and (a)(ii) above are commercially reasonable methods of valuation for the purposes of the FCR Regulations.

(c)	Each Chargor irrevocably and unconditional agrees that the Common Security Agent may:

(i)	delegate its rights under paragraph (a) to one or more persons and that such delegates may exercise such rights on behalf of the Common Security Agent; and

(ii)	distribute the right of appropriation to one or more Secured Parties (in accordance with the terms of the Intercreditor Agreement) so that, immediately upon exercise of such right of appropriation, the relevant Secured Party would become the legal and beneficial owner of the assets which have been appropriated.

17.10	Release and/or disposal of Group Liabilities

(a)	Subject to the terms of the Intercreditor Agreement, in respect of any disposal of any Group Shares of any Chargor that is effected pursuant to, or in connection with, the enforcement of the Transaction Security, the Common Security Agent or any Receiver shall be irrevocably authorised (at the cost of the Original Chargor and without any consent, sanction, authority or further confirmation from any other Secured Party or any Chargor) to:

(i)	release all or any part of any Group Liabilities owing to that Chargor at that time; and/or

(ii)	dispose of all or any part of any Group Liabilities owing to that Chargor at that time,

in each case, on behalf of that Chargor (and, if necessary, any party who is a debtor in respect of those Group Liabilities), and in any manner and on such terms as the Common Security Agent or that Receiver sees fit.

(b)	For the purposes of paragraph (a) above, “Group Shares” means the Shares of any Chargor that fall within paragraph (a) of the definition of Shares.

18.	RECEIVER

18.1	Appointment of Receivers

(a)	The Common Security Agent may, by deed or otherwise in writing (and signed by any officer, manager or authorised signatory of the Common Security Agent) and without notice to any Chargor, appoint one or more qualified persons to be a Receiver or Receivers, at any time:

(i)	upon and after the Transaction Security becoming enforceable (whether or not the Common Security Agent has taken possession of any Security Asset); or

(ii)	at the written request of any Chargor.

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(b)	The Common Security Agent may not appoint an administrative receiver over any Security Asset to the extent prohibited by section 72A of the IA 1986.

(c)	Section 109(1) of the LPA 1925 shall not apply to this Deed.

(d)	If the Common Security Agent appoints more than one person as Receiver, the Common Security Agent may give those persons power to act either jointly or severally.

(e)	Any Receiver may be appointed Receiver of all or any of the Security Assets or Receiver of a part of the Security Assets specified in the appointment. In the case of an appointment of a part of the Security Assets, the rights conferred on a Receiver as set out in Clause 18.6 (Powers of Receivers) shall have effect as though every reference in that Clause to any Security Assets is a reference to the part of those assets so specified or any part of those assets.

(f)	Subject to, and in the manner prescribed by, law, the Common Security Agent may also appoint an administrator.

18.2	Moratorium – Receivers

The Common Security Agent is not entitled to appoint a Receiver solely as a result of the obtaining of a moratorium (or anything done with a view to obtaining a moratorium) under the IA 2000.

18.3	Removal of Receivers

The Common Security Agent may by notice in writing remove any Receiver appointed by it (subject to section 45 of the IA 1986 in the case of an administrative receivership) whenever it considers fit and appoint a new Receiver instead of any Receiver whose appointment has terminated for any reason.

18.4	Agent of Chargors

(a)	Any Receiver shall be the agent of each Chargor for all purposes and accordingly shall be deemed to be in the same position as a Receiver duly appointed by a mortgagee under the LPA 1925.

(b)	Each Chargor is solely responsible for the contracts, engagements, acts, omissions, defaults and losses of a Receiver and for any liabilities incurred by a Receiver.

(c)	No Secured Party shall incur any liability (either to a Chargor or any other person) by reason of the appointment of a Receiver or for any other reason.

18.5	Remuneration

(a)	The Common Security Agent may:

(i)	subject to section 36 of the IA 1986, determine the remuneration of any Receiver appointed by it and any maximum rate imposed by any law (including under section 109(6) of the LPA 1925) shall not apply to this Deed; and

(ii)	direct the payment of the remuneration of any Receiver appointed by it out of monies accruing to that Receiver in its capacity as such.

(b)	Notwithstanding paragraph (a) above, the Chargors shall be liable for the payment of the remuneration of any Receiver appointed by the Common Security Agent and for all Costs and Expenses of that Receiver.

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18.6	Powers of Receivers

Notwithstanding any Dissolution applicable to any Chargor, any Receiver appointed pursuant to Clause 18.1 (Appointment of Receivers) shall have the following rights, powers and discretions:

(a)	all the rights, powers and discretions conferred by the LPA 1925 on mortgagors and on mortgagees in possession and on any receiver appointed under the LPA 1925;

(b)	all the rights, powers and discretions of an administrative receiver set out in Schedule 1 to the IA 1986 as in force on the date of this Deed (whether or not in force on the date of exercise) and all rights, powers and discretions of an administrative receiver that may be added to Schedule 1 to the IA 1986 after the date of this Deed, in each case, whether or not the Receiver is an administrative receiver (as defined in the IA 1986);

(c)	all the rights, powers and discretions expressed to be conferred upon the Common Security Agent in this Deed and any Debt Document, including all the rights, powers and discretions conferred upon the Common Security Agent in the Debt Documents to release any Security Asset from the Transaction Security;

(d)	to take immediate possession of, get in and collect any Security Asset and to require payment to him or to the Common Security Agent of any Monetary Claims or credit balance on any Account;

(e)	to carry on any business of any Chargor in any manner he considers fit;

(f)	to enter into any contract or arrangement and to perform, repudiate, succeed or vary any contract or arrangement to which any Chargor is a party;

(g)	to appoint and discharge any managers, officers, agents, accountants, servants, workmen and others for the purposes of this Deed upon such terms as to remuneration or otherwise as he considers fit and to discharge any person appointed by any Chargor;

(h)	to raise and borrow money either unsecured or on the security of any Security Asset either in priority to the Transaction Security created pursuant to this Deed or otherwise and generally on any terms and for whatever purpose which he considers fit;

(i)	to sell, exchange, convert into money and realise any Security Asset by public auction or private contract and generally in any manner, and on any terms, which he considers fit, and for a consideration of any kind (which may be payable in a lump sum or by instalments spread over any period);

(j)	to settle, adjust, refer to arbitration, compromise and arrange any claim, account, dispute, question or demand with or by any person who is or claims to be a creditor of any Chargor or relating in any way to any Security Asset;

(k)	to bring, prosecute, enforce, defend and abandon any action, suit or proceedings in relation to any Security Asset which he considers fit;

(l)	to give a valid receipt for any monies and execute any assurance or thing which may be proper or desirable for realising any Security Asset;

(m)	to form a Subsidiary of any Chargor and transfer to that Subsidiary any Security Asset;

(n)	to delegate his powers in accordance with this Deed;

(o)	to lend money or advance credit to any customer of any Chargor;

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(p)	to effect any insurance and do any other act which a Chargor might do in the ordinary conduct of its business to protect or improve any Security Asset, in each case, as he considers fit;

(q)	to purchase or acquire by leasing, hiring, licensing or otherwise (for such consideration and on such terms as he may consider fit) any assets which he considers necessary or desirable for the carrying on, improvement, realisation or other benefit of any of the Security Assets or the business of any Chargor;

(r)	to exercise in relation to any Security Asset all the powers, authorities and things which he would be capable of exercising if he were the absolute beneficial owner of that Security Asset;

(s)	to make any payment and incur any expenditure, which the Common Security Agent is, pursuant to this Deed, expressly or impliedly authorised to make or incur;

(t)	to do all other acts and things which he may consider desirable or necessary for realising any Security Asset or incidental or conducive to any of the rights, powers or discretions conferred on a Receiver under or by virtue of this Deed or law; and

(u)	to use the name of any Chargor for any of the purposes set out in paragraphs (a) to (t) (inclusive) above.

19.	DELEGATION

(a)	The Common Security Agent or any Receiver may delegate (and any delegate may sub-delegate) by power of attorney or in any other manner to any person any right, power or discretion exercisable by it under this Deed.

(b)	Any delegation under this Clause 19 may be made upon such terms (including the power to sub-delegate) and subject to such conditions and regulations as the Common Security Agent or any Receiver may consider fit.

(c)	None of the Common Security Agent, any Receiver or any other Secured Party (or any agent, employee or officer of any of them) shall be in any way liable or responsible to any Chargor for any loss or liability arising from any act, neglect, default, omission or misconduct on the part of any delegate, and any such person who is not a Party may rely on this paragraph (c) and enforce its terms under the Third Parties Act.

(d)	References in this Deed to the Common Security Agent or a Receiver shall be deemed to include references to any delegate or sub-delegate of the Common Security Agent or Receiver appointed in accordance with this Clause 19.

20.	PRESERVATION OF SECURITY

20.1	Reinstatement

(a)	If any payment by a Chargor or any discharge or release given by a Secured Party (whether in respect of the obligations of any person or any security or guarantee for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(i)	the liability of that Chargor and the relevant security or guarantee shall continue as if the payment, discharge, release, avoidance or reduction had not occurred; and

(ii)	the relevant Secured Party shall be entitled to recover the value or amount of that security, guarantee or payment from that Chargor, as if the payment, discharge, avoidance or reduction had not occurred.

(b)	The Common Security Agent may concede or compromise any claim that any payment, security, guarantee or other disposition is liable to avoidance or restoration.

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20.2	Waiver of defences

None of the obligations of any Chargor under this Deed or any Transaction Security shall be affected by any act, omission, matter or thing (whether or not known to any Chargor or any Secured Party) which, but for this provision, would reduce, release, prejudice or provide a defence to any of those obligations including:

(a)	any time, waiver or consent, or any other indulgence or concession, in each case, granted to, or composition with, any Chargor or any other person;

(b)	the release of any Chargor or any other person under the terms of any composition or arrangement with any creditor;

(c)	the taking, holding, variation, compromise, exchange, renewal, realisation or release by any person of any rights under or in connection with any security, guarantee or indemnity or any document, including any arrangement or compromise entered into by any Secured Party with any Chargor or any other person;

(d)	the refusal or failure to take up, hold, perfect or enforce by any person any rights under or in connection with any security, guarantee or indemnity or any document (including any failure to present, or comply with, any formality or other requirement in respect of any instrument, or any failure to realise the full value of any rights against, or security over the assets of, any Chargor or any other person);

(e)	the existence of any claim, set-off or other right which any Chargor may have at any time against any Secured Party or any other person;

(f)	the making, or absence, of any demand for payment or discharge of any Secured Obligations;

(g)	any amalgamation, merger or reconstruction that may be effected by the Common Security Agent with any person, including any reconstruction by the Common Security Agent involving the formation of a new company and the transfer of all or any of the assets of the Common Security Agent to that company, or any sale or transfer of the whole or any part of the undertaking and/or assets of the Common Security Agent to any person;

(h)	any incapacity or lack of power, authority or legal personality or Dissolution, in each case, of any Chargor or any other person, or any change in the members or status of any Chargor or any other person;

(i)	any variation, amendment, waiver, release, novation, supplement, extension, restatement or replacement of, or in connection with, any Debt Document or any other document or any security, guarantee or indemnity, in each case, however fundamental and of whatever nature (and including any amendment that may increase the liability of any Obligor or Chargor);

(j)	any change in the identity of the Common Security Agent or any other Secured Party or any variation of the terms of the trust upon which the Common Security Agent holds the Transaction Security;

(k)	any unenforceability, illegality or invalidity of any obligation of any person under any Debt Document or any other document or any security, guarantee or indemnity; or

(l)	any Dissolution, insolvency or similar proceedings.

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20.3	Immediate recourse

(a)	Each Chargor waives any right it may have of first requiring any Secured Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from or enforcing against any Chargor under this Deed or any other Debt Document.

(b)	The waiver in this Clause 20.3 applies irrespective of any law or any provision of a Debt Document to the contrary.

20.4	Appropriations

On and after the occurrence of an Enforcement Event and until the Discharge Date, each Secured Party (or any trustee or agent on its behalf) may:

(a)	refrain from applying, appropriating or enforcing any other monies, security or rights held or received by that Secured Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it considers fit (whether against those amounts or otherwise) and no Chargor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any monies received from any Chargor or on account of any Chargor’s liability under this Deed or any Debt Document.

20.5	Deferral of Chargors’ rights

(a)	Until the Discharge Date and unless the Common Security Agent otherwise directs, no Chargor shall exercise any rights which it may have by reason of performance (or a claim for performance) by it of its obligations under the Debt Documents to:

(i)	receive, claim or have the benefit of any payment, guarantee, indemnity, contribution or security from or on account of any other Chargor or guarantor or surety of any Obligor’s or Chargor’s obligations under the Debt Documents or any member of the Group;

(ii)	take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Secured Parties under the Debt Documents or of any guarantee, indemnity or security taken pursuant to, or in connection with, the Debt Documents by any Secured Party;

(iii)	bring legal or other proceedings for an order requiring an Obligor to make any payment, or perform any obligation, in respect of which the relevant Chargor has given a guarantee, security, undertaking or indemnity under the Debt Documents;

(iv)	exercise any right of set-off or counterclaim or any right in relation to any “flawed asset” or “hold back” arrangement, in each case, against an Obligor or any member of the Group;

(v)	exercise any right of quasi-retainer or other analogous equitable right; and/or

(vi)	claim, rank, prove or vote as a creditor of an Obligor or member of the Group in competition with the Secured Parties.

(b)	If any Chargor receives any benefit, payment or distribution in relation to any right referred to in paragraph (a) above, it shall hold that benefit, payment or distribution, to the extent necessary to enable all amounts which may be or become payable to the Secured Parties by an Obligor or a Chargor under or in connection with the Debt Documents to be repaid in full, on trust for the Secured Parties and shall promptly pay or transfer the same to the Common Security Agent or as the Common Security Agent may direct. If any benefit, payment or distribution cannot be held on trust or is applied in non-compliance with this paragraph (b), the relevant Chargor shall owe the Secured Parties a debt equal to the amount of the relevant benefit, payment or distribution and shall immediately pay or transfer that amount to the Common Security Agent or as the Common Security Agent may direct. All amounts received by the Common Security Agent under this paragraph (b) shall be applied in accordance with Clause 23 (Application of proceeds).

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20.6	Security held by Chargors

(a)	No Chargor shall, without the prior written consent of the Common Security Agent, hold or otherwise take the benefit of any security from any Obligor in respect of that Chargor’s liability under this Deed.

(b)	Each Chargor shall hold any security and the proceeds thereof held by it in breach of this Clause 20.6 on trust for the Secured Parties and shall promptly pay or transfer the same to the Common Security Agent or as the Common Security Agent may direct. If any security or proceeds cannot be held on trust or is or are applied in non-compliance with this paragraph (b), the relevant Chargor shall owe the Secured Parties a debt equal to the amount of the relevant security or proceeds and shall immediately pay or transfer that amount to the Common Security Agent or as the Common Security Agent may direct. All amounts received by the Common Security Agent under this paragraph (b) shall be applied in accordance with Clause 23 (Application of proceeds).

20.7	Additional security/non-merger

The Transaction Security created pursuant to this Deed is cumulative to, in addition to, independent of and not in substitution for or derogation of, and shall not be merged into or in any way be excluded or prejudiced by, any other security (whether given by a Chargor or otherwise) at any time held by or on behalf of any Secured Party in respect of or in connection with any or all of the Secured Obligations or any other amount due by any Chargor to any Secured Party.

20.8	New accounts and ruling off

(a)	Any Secured Party may open a new account in the name of any Chargor at any time after a subsequent security affects any Security Asset or if any Chargor is subject to any Dissolution.

(b)	If a Secured Party does not open a new account in the circumstances referred to in paragraph (a) above it shall nevertheless be deemed to have done so upon the occurrence of such circumstances.

(c)	No monies paid into any account (whether new or continuing) after the occurrence of the circumstances referred to in paragraph (a) above shall reduce or discharge the Secured Obligations.

21.	FURTHER ASSURANCES

(a)	Each Chargor shall promptly (and shall ensure that its nominees shall), at the request of the Common Security Agent and at its own cost, do all acts and things and execute any Instrument or other documents (including any legal or other mortgages, charges or transfers) in favour of the Common Security Agent in such form as the Common Security Agent may reasonably require and otherwise do any acts and things, as the Common Security Agent reasonably requires from time to time:

(i)	for giving effect to, creating, perfecting (including the priority of it), preserving or protecting the Common Security Agent’s security over the Security Assets created (or intended to be created) by this Deed (including in respect of the assets of any Chargor located in any jurisdiction outside England and Wales); or

49

(ii)	to facilitate the realisation or enforcement of, or exercise any of the rights and powers conferred on of the Common Security Agent or any other Secured Party or any Receiver in relation to, the security over the Security Assets created (or intended to be created) by this Deed, including:

(A)	the execution of any legal mortgage, charge, transfer, conveyance, assignment or assurance of any property, whether to the Common Security Agent or to its nominee;

(B)	the transfer of legal and/or equitable title in any existing or future Security Assets to a third party (including after the Common Security Agent has exercised any right of appropriation under this Deed; and

(C)	the giving of any notice, order or direction and the making of any filing or registration, which, in any such case, the Common Security Agent may consider expedient and on such terms as it considers fit.

(b)	The obligations of each Chargor under this Clause 21 shall be in addition to and not in substitution for the covenants for further assurance deemed to be included in this Deed by virtue of section 2 of the Law of Property (Miscellaneous Provisions) Act 1994 (as extended or otherwise varied by this Deed).

22.	POWER OF ATTORNEY

22.1	Appointment

(a)	Each Chargor irrevocably and by way of security appoints the Common Security Agent and any Receiver and every delegate thereof and each of them jointly and also severally to be its attorney (with full powers of substitution and delegation) and in its name or otherwise and on its behalf to execute, deliver and perfect all Instruments and other documents and do any other acts and things which may be required or which the attorney may consider to be required or desirable:

(i)	to carry out any obligation imposed on it by this Deed or any other agreement binding on any Chargor to which the Common Security Agent is a party (including the execution and delivery of any mortgages, deeds, charges, assignments or other transfers of its Intellectual Property in any jurisdiction);

(ii)	to carry into effect any disposal or other dealing by the Common Security Agent or any Receiver;

(iii)	to convey or transfer any right in land or any other asset;

(iv)	to file, register or renew registration of the existence of the security or the restrictions on dealing with the Intellectual Property of any Chargor under this Deed or any other Debt Document or by law or regulation; and

(v)	to enable the Common Security Agent and any Receiver to exercise the respective rights, powers and authorities conferred on them by this Deed or by applicable law and regulation.

(b)	The power of attorney conferred on the Common Security Agent and each Receiver pursuant to paragraph (a) above shall continue notwithstanding the exercise by the Common Security Agent or any Receiver of any right of appropriation pursuant to Clause 17.9 (Right of appropriation).

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22.2	Ratification

Each Chargor ratifies and confirms and agrees to ratify and confirm whatever any attorney shall do in the exercise or purported exercise of the power of attorney granted by it in Clause 22.1 (Appointment).

22.3	Waiver

Each Chargor waives any breach of any confidentiality provisions in any Debt Document that may occur as a result of the Common Security Agent taking any action under paragraph (a) of Clause 22.1 (Appointment).

22.4	Indemnification

(a)	Each Chargor indemnifies (and shall keep indemnified) on demand each attorney appointed pursuant to Clause 22.1 (Appointment) against all obligations, liabilities (present, future, actual or contingent, by way of tort (excluding gross negligence), equity, statute, at law or otherwise) and Costs and Expenses incurred by it (or its officers, directors, employees and agents) in acting or not acting as attorney pursuant to Clause 22.1 (Appointment).

(b)	Each officer, director, employee and agent of such attorney may enforce and rely upon this Clause 22 pursuant to the Third Parties Act.

23.	APPLICATION OF PROCEEDS

23.1	Order of application

(a)	Without prejudice to any other provision of this Deed, all amounts and other proceeds or assets received by the Common Security Agent or any Receiver pursuant to this Deed or the powers conferred by it shall be applied in accordance with clause 15 (Application of Proceeds) of the Intercreditor Agreement.

(b)	The order of application referred to in paragraph (a) above shall override any appropriation by any Chargor.

23.2	Receiver’s receipts

Section 109(8) of the LPA 1925 shall not apply in relation to a Receiver appointed under this Deed.

24.	EXPENSES AND INDEMNITIES

Each Chargor shall:

(a)	immediately on demand, pay and reimburse each Secured Party, attorney, manager or other person (including each of their respective agents, employees and officers) appointed by the Common Security Agent or a Receiver under this Deed (each, an “Indemnified Person”), on the basis of a full indemnity, all Costs and Expenses incurred by that Indemnified Person in connection with the holding, preservation or enforcement or the attempted preservation or enforcement of any Secured Party’s rights under this Deed or otherwise in connection with the performance of this Deed or any documents required pursuant to (or in connection with) this Deed, including any Costs and Expenses arising from any actual or alleged breach by any person of any law, agreement or regulation, whether relating to the environment or otherwise (including the investigation of that breach), in each case, together with interest accruing on those Costs and Expenses at the Default Rate for the period from and including the date on which those Costs and Expenses were incurred up to and excluding the date on which they were reimbursed; and

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(b)	keep each Indemnified Person indemnified against any failure or delay in paying the Costs and Expenses and interest referred to in paragraph (a) above.

Any Indemnified Person who is not a Party may rely on this Clause 24 and enforce its terms under the Third Parties Act.

25.	CHANGES TO PARTIES

25.1	Transfer by the Common Security Agent

(a)	The Common Security Agent may at any time, without the consent of any Chargor, assign or otherwise transfer all or any part of its rights or obligations under this Deed to any successor or additional Common Security Agent appointed in accordance with the Debt Documents. Upon that assignment or transfer taking effect, the successor or additional Common Security Agent shall act, and shall be deemed to be acting, as agent and trustee for itself and each other Secured Party for the purposes of this Deed in accordance with Clause 26.7 (Secured Parties), (in the case of a successor Common Security Agent) in place of, or (in the case of an additional Common Security Agent) in addition to, the current Common Security Agent.

(b)	Each Chargor shall, immediately upon a request from the Common Security Agent, enter into such documents and do all such acts as may be necessary or desirable to effect the assignment or transfer referred to in paragraph (a) above.

25.2	Transfer by the Chargors

No Chargor may assign or transfer, or attempt to assign or transfer, any of its rights or obligations under this Deed.

25.3	Changes to the Parties

Each Chargor agrees to be bound by the terms of section 8.10 (Successors and assigns; transfers) of the First Secured Convertible Promissory Note and the Second Secured Convertible Promissory Note, section 11.10 (Successors and assigns; transfers) of the Third Secured Convertible Promissory Note, section 2.05 (Exchange and Registration of Transfer of Notes: Restrictions on Transfer; Depositary) of the 2029 Notes Indenture, each equivalent clause in each other applicable Debt Document and clause 19 (Changes to the Parties) of the Intercreditor Agreement and authorises the Common Security Agent to execute on its behalf any document the Common Security Agent considers necessary or desirable in relation to the creation, perfection or maintenance of the Transaction Security, the rights of the Common Security Agent under this Deed and any transfer or assignment contemplated by those provisions.

25.4	Accession

(a)	Subject to the terms of the other Debt Documents, a member of the Group:

(i)	shall become a Party in the capacity of a Chargor on the date on which it delivers a duly executed and completed Accession Document to the Common Security Agent; and

(ii)	by so delivering a duly executed and completed Accession Document, shall be bound by, and shall comply with, all of the terms of this Deed which are expressed to be binding on a Chargor,

in each case, as if it had always been a Party as a Chargor.

(b)	Each Chargor consents to members of the Group becoming Chargors as contemplated by the Secured Convertible Promissory Notes and irrevocably appoints the Parent as its attorney, with full power of substitution, for the purposes of executing any Accession Document for and on behalf of that Chargor.

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26.	MISCELLANEOUS

26.1	Further advances

(a)	The Common Security Agent confirms on behalf of each Secured Party that, subject to the terms of the Debt Documents, each Secured Party is under an obligation to make further advances or other financial accommodation to the Debtors. That obligation shall be deemed to be incorporated into this Deed as if set out in this Deed.

(b)	This Deed secures advances and financial accommodation already made under the Debt Documents and further advances and financial accommodation to be made under the Debt Documents.

26.2	Time deposits

Without prejudice to any right of set-off any Secured Party may have under any Debt Document or otherwise, if any time deposit matures on any account which any Chargor has with a Secured Party before the Discharge Date when:

(a)	the Transaction Security has become enforceable; and

(b)	no amount of the Secured Obligations is due and payable, that time deposit shall automatically be renewed for such further maturity as the relevant Secured Party in its absolute discretion considers appropriate unless that Secured Party otherwise agrees in writing.

26.3	Common Security Agent’s liability

None of the Common Security Agent, any Receiver or any other Secured Party (or any agent, employee or officer of any of them) shall (either by reason of taking possession of any Security Asset or for any other reason and whether as mortgagee in possession or otherwise) be liable to any Chargor or any other person for any Costs and Expenses relating to:

(a)	the realisation of any Security Asset or the taking of any other action permitted by this Deed; or

(b)	resulting from or arising in connection with any act, neglect, default, omission or misconduct of the Common Security Agent, any Receiver or any other Secured Party (or any agent, employee or officer of any of them) in relation to any Security Asset or in connection with any Debt Document, and each such person who is not a Party may rely on this Clause 26.3 and enforce its terms under the Third Parties Act.

26.4	Failure to execute and intention to be bound

(a)	Failure by one or more Parties to execute this Deed (those Parties being “Non-Signatories”) on the date hereof shall not invalidate the provisions of this Deed as between the other Parties who do execute this Deed.

(b)	Each Non-Signatory may execute this Deed on a subsequent date and shall thereupon become bound by its provisions.

(c)	The execution of this Deed by any person other than the Common Security Agent shall be conclusive evidence of its intention to be bound by, and comply with, this Deed as a Chargor in respect of its assets, including if its name is misdescribed, or if its name is not set out, in any applicable Schedule or provision of this Deed.

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26.5	Execution as a deed

Each Party intends this Deed to take effect as a deed, and confirms that it is executed and delivered as a deed, notwithstanding the fact that any one or more of the Parties may only execute this Deed under hand.

26.6	Determinations

Any certification or determination by any Secured Party or any Receiver under any Debt Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

26.7	Secured Parties

Each Party agrees that the Common Security Agent’s interests and rights under, and in respect of, this Deed shall be held by the Common Security Agent as agent and, to the extent permitted by law, trustee for itself and the other Secured Parties from time to time on the terms set out in the Intercreditor Agreement. Accordingly, unless the context requires otherwise, all references in this Deed to the Common Security Agent are to the Common Security Agent in its capacity as agent and trustee. However, no Secured Party may enforce the terms of this Deed other than in accordance with the terms of the Intercreditor Agreement and may only exercise its rights and remedies under this Deed through the Common Security Agent. In addition, this Agreement may be amended, varies, waived, released, terminated and/or rescinded by the Common Security Agent in accordance with the terms of the Intercreditor Agreement and no other Secured Party may argue to the contrary and waives any rights that it may have to do so.

26.8	Joint and several liability

The liabilities of each of the Chargors under this Deed shall be joint and several.

27.	PARTIAL INVALIDITY

(a)	If at any time any provision of this Deed is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction, that shall not in any way affect or impair:

(i)	the legality, validity or enforceability of that provision under the law of any other jurisdiction; or

(ii)	the legality, validity or enforceability of the remaining provisions under the law of that jurisdiction or any other jurisdiction.

(b)	The Parties shall enter into good faith negotiations (but without any liability whatsoever in the event of no agreement being reached) to replace any invalid, illegal or unenforceable provision of this Deed, with a view to obtaining the same commercial effect as this Deed would have had if that provision had been valid, legal and enforceable.

28.	TRUSTS

If any trust intended to arise pursuant to any provision of this Deed or any other Debt Document fails or for any reason (including the laws of any jurisdiction in which any assets, monies, payments or distributions may be situated) is ineffective, the relevant Chargor shall:

(a)	hold at the direction of the Common Security Agent the amount or Security Asset intended to be held on trust; and

54

(b)	owe the Secured Parties a debt equal to that amount or the value of that Security Asset and, if required by the Common Security Agent, that Chargor shall immediately pay or transfer to the Common Security Agent, or as the Common Security Agent may direct, an amount equivalent to that debt. All amounts received by the Common Security Agent under this paragraph (b) shall be applied in accordance with Clause 23 (Application of proceeds).

29.	AMENDMENTS

Other than as provided in the Intercreditor Agreement, this Deed may only be amended, modified or waived in any respect with the prior written consent of the Common Security Agent, such consent to be given with express reference to this Clause 29.

30.	REMEDIES AND WAIVERS

No delay or omission on the part of the Common Security Agent in exercising any right or remedy provided by law or under this Deed shall impair, affect or operate as a waiver of that or any other right or remedy. The single or partial exercise by the Common Security Agent of any right or remedy shall not, unless otherwise expressly stated, preclude or prejudice any other or further exercise of that, or the exercise of any other, right or remedy. The rights and remedies of the Common Security Agent under this Deed are in addition to, and do not affect, any other rights or remedies available to it by law.

31.	NOTICES

31.1	Notices

Subject to Clause 31.2 (Notices through Parent), any notice or other communication to be served under or in connection with this Deed shall be made in accordance with clause 23 (Notices) of the Intercreditor Agreement, and those provisions are incorporated into this Deed as if set out in full in this Deed, except that references to “this Agreement” shall be construed as references to this Deed.

31.2	Notices through Parent

(a)	All communications and documents from any Chargor shall be sent through the Parent and all communications and documents to any Chargor may be sent through the Parent.

(b)	Any communication or document made through or delivered to the Parent in accordance with this Clause 31.2 shall be deemed to have been made by or delivered to each relevant Chargor.

(c)	Each Chargor irrevocably authorises and appoints the Parent on its behalf to give any notice and receive any acknowledgment that is required to be given or received (as applicable) pursuant to Clause 13.2 (Notice – Accounts), Clause 14.1 (Notice – Insurance Policies) or Clause 15.2 (Notice – Material Contracts), and to give and receive any other notices, acknowledgments or communications in connection with this Deed, in each case, in such form as the Parent may agree with the Common Security Agent.

32.	COUNTERPARTS

This Deed may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Deed by e-mail attachment or telecopy shall be an effective mode of delivery.

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33.	GOVERNING LAW AND ENFORCEMENT

33.1	Governing law

This Deed and any non-contractual obligations arising out of or in connection with this Deed shall be governed by, and construed in accordance with, English law.

33.2	Jurisdiction

(a)	The English courts shall have exclusive jurisdiction in relation to all disputes arising out of or in connection with this Deed (including claims for set-off and counterclaims), including disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Deed; and (ii) any non-contractual obligations arising out of or in connection with this Deed. For those purposes each Party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of that jurisdiction.

(b)	Each Chargor agrees that a judgment or order of any court referred to in this Clause 33.2 is conclusive and binding and may be enforced against it in the courts of any other jurisdiction.

33.3	Service of process

Each Chargor hereby irrevocably and unconditionally agrees that it shall at all times maintain an agent for service of process and any other documents in proceedings in England and Wales or any other proceedings in connection with this Deed. That agent shall be the Parent and any claim form, judgment or other notice of legal process served upon the agent shall be deemed to be validly served upon the Chargors whether or not the process is forwarded to or received by any Chargor. Each Chargor irrevocably undertakes not to revoke the authority of the above agent and if, for any reason, the Common Security Agent requests the Chargors to do so they shall promptly appoint another such agent with an address in England and advise the Common Security Agent. If, following such a request, the Chargors fail to appoint another agent, the Common Security Agent shall be entitled to appoint one on behalf of the Chargors at the expense of the Chargors. Nothing in this Deed shall affect the right to serve process in any other manner permitted by law.

THIS DEED has been executed and delivered as a DEED on the date stated at the beginning of this Deed.

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SCHEDULE 1

Original Chargors

Name of Original Chargor	Jurisdiction of incorporation	Registered number
Selina Brand Holdings Limited	England and Wales	15220799
Selina Nomad Limited	England and Wales	15221597

1

SCHEDULE 2

Security Assets

Part A

Real Property

Chargor	Freehold/leasehold	Description	Title number
[None]	[None]	[None]	[None]

Part B

Shares

Chargor	Issuer/member of the Group	Number and class of shares	Details of nominees holding legal title
Selina Brand Holdings Limited	Selina Nomad Limited	100 ordinary shares of £0.01 nominal value each 1 A ordinary share of US$1.00 nominal value	N/A

Part C

Accounts

Chargor	Account Bank	Account number	Sort code	Description
[None]	[None]	[None]	[None]	[None]

Part D

Insurance Policies

Chargor	Insurer	Policy number	Description
[None]	[None]	[None]	[None]

Part E

Material Contracts

Chargor	Date of Material Contract	Parties	Description
[None]	[None]	[None]	[None]

2

Part F

Intellectual Property

Part 1 – TRADEMARKS

Territory (IP Office)	Trade mark	Class. Numbers	Application Number	Registration Number	Reg. Date/Issue Date	Renewal Date
Argentina (INPI)	SELINA	35	3683004	3001907	08/28/2019	08/28/2029
Argentina (INPI)	SELINA	39	3683005	3001908	08/28/2019	08/28/2029
Argentina (INPI)	SELINA	43	3683006	3001909	08/28/2019	08/28/2029
Belize (BELIPO)	SELINA	35, 39, 43	14447.18	14447.18		03/23/2028
Bolivia (SENAPI)	SELINA	39	603-2018	181481-C	03/28/2023	03/28/2033
Bolivia (SENAPI)	SELINA	43	604-2018	181480-C	08/20/2018	08/20/2028
Bolivia (SENAPI)	SELINA	35	602-2018	206625-C	05/31/2023	05/31/2033
Brazil (INPI)	SELINA	43	914116576	914116576	07/20/2021	07/20/2031
Brazil (INPI)	SELINA	35	914116460	914116460	02/19/2019	02/19/2029
Brazil (INPI)	SELINA	39	914116525	914116525	02/19/2019	02/19/2029
Canada (CIPO)	SELINA	36, 39, 41, 43	1879512	TMA1125853	04/13/2022	04/13/2032
Chile (INAPI)	SELINA	35, 39, 43	1278524	1317245	02/27/2020	02/27/2030
China (SAIC)	SELINA	16	26205974	26205974	11/21/2018	11/20/2028
China (SAIC)	SELINA	41	26205972	26205972	11/21/2018	11/20/2028
China (SAIC)	SELINA	43	26205973	26205973
China (SAIC)	SELINA	39	26205971	26205971	08/21/2018	08/20/2028
China (SAIC)	SELINA	36	26205970	26205970	08/21/2018	08/20/2028
Colombia (SIC)	SELINA	35, 39, 43	SD20170061247	589521	03/28/2018	03/28/2028

3

Territory (IP Office)	Trade mark	Class. Numbers	Application Number	Registration Number	Reg. Date/Issue Date	Renewal Date
Colombia (SIC)	SELINA	35, 36, 39, 41, 43	SD20160056268	585093	02/08/2018	02/08/2028
Costa Rica (RNP)	Selina	16, 35, 36, 39, 41, 43	2016-0012457	262445	05/26/2017	05/26/2027
Dominican Republic (ONAPI)	SELINA	35, 39, 43	2018-5252	251243	07/31/2018	07/31/2028
Ecuador (IEPI)	SELINA	39	2018-10037	SENADI/202 1/TI/5850
Ecuador (IEPI)	SELINA	43	2018-10038	SENADI/202 0/TI/25442
Ecuador (IEPI)	SELINA	43	2018-10038	SENADI/202 0/TI/25442
Guatemala (RPI)	SELINA	39	2018001083	238393	08/23/2018	08/22/2028
Guatemala (RPI)	SELINA	35	2018001146	240001	11/06/2018	11/05/2028
Guatemala (RPI)	SELINA	43	2018001084	240002	11/06/2018	11/05/2028
Honduras (DIGEPIH)	SELINA	35	6350/2018	26877	07/26/2019	07/26/2029
Honduras (DIGEPIH)	SELINA	39	6351/2018	26871	07/26/2019	07/26/2029
Honduras (DIGEPIH)	SELINA	43	6352/2018	26876	07/26/2019	07/26/2029
Indonesia (DGIP)	SELINA	35, 39, 43	J002018006872	IDM0007551 05	05/20/2020	02/09/2028
Israel (IPO)	SELINA	35, 39, 43	306642		02/05/2019	06/29/2028
Mexico (IMPI)	SELINA	43	1940752 (1940752T)	1842032	02/07/2018	08/31/2027
Mexico (IMPI)	SELINA	43	1940753	1842033	02/07/2018	08/31/2027
Mexico (IMPI)	SELINA	43	1940753 (1940753T)	1842033	02/07/2018	08/31/2027
Morocco (OMPIC)	SELINA	35, 43	249576	249576		02/07/2033
Nicaragua (RPI)	SELINA	43	2018-000354		08/23/2018	08/22/2028
North Macedonia (SOIP)	SELINA	35, 39, 43	2017/853	25982	05/22/2018	08/25/2027
Panama (DGIP)	SELINA	16, 35, 36, 39, 41, 43	254357	254357	11/11/2016	11/11/2026

4

Territory (IP Office)	Trade mark	Class. Numbers	Application Number	Registration Number	Reg. Date/Issue Date	Renewal Date
Panama (DGIP)	SELINA HOSTELS	43	231309	231309	04/15/2014	04/15/2024
Panama (DGIP)	SELINA	35, 36, 39, 43	261968	261968	10/26/2017	10/26/2027
Paraguay (DINAPI)	SELINA	35	1807666	487095	07/08/2019	07/08/2029
Paraguay (DINAPI)	SELINA	39	1807662	481479	04/30/2019	04/30/2029
Paraguay (DINAPI)	SELINA	43	1807665	481684	04/30/2019	04/30/2029
Peru (INDECOPI)	SELINA	39	735611A	T00021315	08/13/2018	08/13/2028
Puerto Rico (PRSD)	SELINA	35		218600	10/04/2017
Puerto Rico (PRSD)	SELINA	43		218601	10/04/2017
Puerto Rico (PRSD)	SELINA	35		218600	10/04/2017
Puerto Rico (PRSD)	SELINA	39		218451	10/04/2017
South Africa (CIPC)	SELINA	35	202226348			08/29/2032
South Africa (CIPC)	SELINA	43	202226349			08/29/2032
Thailand (DIP)	SELINA	39, 43	180104463	201105810	03/16/2020	02/08/2028
United Kingdom (UKIPO)	SELINA	35, 36, 39, 41, 43	3416464	3416464	10/25/2019	07/25/2029
United Kingdom (UKIPO)	SELINA	35, 39, 43	UK00801417146	UK00801417 146	09/19/2019	11/01/2027
United States (USPTO)	SELINA	43	87355046	5310211	10/17/2017
United States (USPTO)	SELINA	43	87355086	5310213	10/17/2017
United States (USPTO)	SELINA	35, 43	87569381	6441296	08/03/2021
Uruguay (MIEM)	SELINA	35, 39, 43	491571		06/03/2020	06/03/2030
WIPO (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
Australia (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027

5

Territory (IP Office)	Trade mark	Class. Numbers	Application Number	Registration Number	Reg. Date/Issue Date	Renewal Date
European Union (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
New Zealand (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
Mexico (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
Bosnia (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
Cambodia (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
Cuba (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
Japan (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
India (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
Laos (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
Moldova (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
Montenegro (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
Norway (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
Singapore (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
South Korea (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
Switzerland (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
Ukraine (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027
Vietnam (WIPO Madrid)	SELINA	35, 39, 43		1417146	11/01/2017	11/01/2027

6

Part 2 – Patents

Jurisdiction	Patent	Application Number	Registration Number	Registration Date/Issue Date	Expiration Date
[None]	[None]	[None]	[None]	[None]	[None]

7

SCHEDULE 3

Form of Notice and Acknowledgment for Accounts

To:     [Account Bank]

Copy: AETHER FINANCIAL SERVICES UK LIMITED as Common Security Agent

Date: [●]

Dear Sirs,

Supplemental security agreement dated [●] between us and certain other companies (as chargors) and Aether Financial Services UK Limited (the Common Security Agent) (the Supplemental Security Agreement) – Notice of charge

1.	We refer to the Supplemental Security Agreement. This is notice that, pursuant to the Supplemental Security Agreement, we and each company listed in the schedule to this notice (each a Chargor) have charged by way of a first fixed charge to the Common Security Agent (on behalf of certain Secured Parties referred to in the Supplemental Security Agreement) all our respective right, title and interest in and to the accounts identified in respect of each Chargor in the schedule to this notice and to any other accounts from time to time maintained with you by any Chargor (together, the Accounts), together with all amounts standing to the credit of, and the debts represented by, the Accounts from time to time. We confirm to you that we are authorised to give this notice on behalf of the other Chargors.

2.	With effect from the date of your receipt of this notice:

(a)	subject to paragraph (c) below each Chargor irrevocably authorises you to hold all amounts from time to time standing to the credit of its Accounts to the order of the Common Security Agent;

(b)	subject to paragraph (c) below, after the occurrence of an Enforcement Event, each Chargor irrevocably authorises you to only pay or release those amounts in accordance with the written instructions of the Common Security Agent at any time; and

(c)	each Chargor may withdraw or transfer amounts from its Accounts in the schedule to this notice until such time as the Common Security Agent provides written notification to you that an Enforcement Event has occurred and such permission is withdrawn (and the Common Security Agent may withdraw or notify this permission in its absolute discretion at any time).

3.	You are irrevocably authorised and instructed, without requiring further approval from any Chargor to:

(a)	pay all monies received by you for the Accounts to (and only to) the credit of the Accounts;

(b)	provide the Common Security Agent with such information relating to the Accounts as it may from time to time request; and

(c)	comply with the terms of any written notice or instruction in any way relating to, or purporting to relate to, the Supplemental Security Agreement, the amounts standing to the credit of the Accounts from time to time or the debts represented by them which you receive at any time from the Common Security Agent without any reference to or further authority from any Chargor and without any enquiry by you as to the justification for or validity of that notice or instruction.

8

4.	These instructions may not be revoked or amended without the prior written consent of the Common Security Agent. We agree that you may comply with the terms of this notice without any further permission from any Chargor and without enquiry by you as to the justification for or validity of any request, notice or instruction.

5.	Please sign and return the enclosed copy of this notice to the Common Security Agent (with a copy to us) to confirm (by way of undertaking in favour of the Common Security Agent) that:

(a)	you agree to the terms of this notice and to act in accordance with its provisions;

(b)	you have not received notice of the interest of any third party in any Account; and

(c)	you have not and will not claim, exercise or enforce any security interest, right of set- off, combination of accounts, counterclaim or similar right in respect of the Accounts or the debts represented by them without the prior written consent of the Common Security Agent.

6.	This notice and any non-contractual obligations arising out of or in connection with this notice shall be governed by, and construed in accordance with, English law.

Yours faithfully,

for and on behalf of
[Parent]
and as authorised agent of the other Chargors

for and on behalf of
AETHER FINANCIAL SERVICES UK LIMITED as Common Security Agent

9

SCHEDULE

Chargor	Account number	Sort code
[●]	[●]	[●]

10

[On acknowledgment copy]

To:      AETHER FINANCIAL SERVICES UK LIMITED as Common Security Agent

Copy to: [Parent]

We acknowledge receipt of the above notice and agree to and confirm the matters set out in it.

for and on behalf of
[Account Bank]

Date: [●]

11

SCHEDULE 4

Form of Notice and Acknowledgment for Insurance Policies

To:       [Insurer/insurance broker]

Copy: AETHER FINANCIAL SERVICES UK LIMITED as Common Security Agent

Date: [●]

Dear Sirs,

Supplemental security agreement dated [●] between us and certain other companies (as chargors) and Aether Financial Services UK Limited (the Common Security Agent) (the Supplemental Security Agreement) – Notice of assignment

1.	We refer to the Supplemental Security Agreement. This is notice that, pursuant to the Supplemental Security Agreement, we and each company listed in the schedule to this notice (each a Chargor) have assigned absolutely (subject to a proviso for reassignment in accordance with the Supplemental Security Agreement) to the Common Security Agent (on behalf of certain Secured Parties referred to in the Supplemental Security Agreement) all our respective right, title and interest in and to the insurance policies identified in respect of each Chargor in the schedule to this notice (and the proceeds of them) and to any other insurance policies (and the proceeds of them) taken out with you by or on behalf of any Chargor or under which any Chargor has a right to a claim (together, the Insurance Policies). We confirm to you that we are authorised to give this notice on behalf of the other Chargors.

2.	A reference in this notice to any amount excludes all amounts received or receivable under or in connection with any third party liability or similar insurance and required to settle a liability of any Chargor or Obligor referred to in the Supplemental Security Agreement to a third party.

3.	On behalf of each Chargor, we confirm that:

(a)	each Chargor shall remain liable under its Insurance Policies to perform all the obligations assumed by it under its Insurance Policies; and

(b)	neither the Common Security Agent nor any Secured Party referred to in this notice (nor any agent, employee or officer of either of them) nor any receiver, administrator or other person shall at any time be under any obligation or liability to you under or in respect of the Insurance Policies of any Chargor.

4.	Despite its assignment of its rights to us, each Chargor shall be entitled to exercise all rights under its Insurance Policies expressed to be given to it thereunder, and you should continue to give notices under the Insurance Policies to the relevant Chargor, until such time as the Common Security Agent provides written notification that an Enforcement Event has occurred. Thereafter, unless the Common Security Agent otherwise agrees in writing:

(a)	all amounts payable under the Insurance Policies should be paid to the Common Security Agent or as it directs; and

(b)	all rights in respect of the Insurance Policies shall be exercisable by the Common Security Agent and notices under the Insurance Policies should be given to the Common Security Agent or as it directs.

5.	After the occurrence of an Enforcement Event, you are authorised and instructed (without requiring further approval from any Chargor) to provide the Common Security Agent with such information relating to the Insurance Policies as it may from time to time request.

12

6.	These instructions may not be revoked or amended without the prior written consent of the Common Security Agent. We agree that you may comply with the terms of this notice without any further permission from any Chargor and without enquiry by you as to the justification for or validity of any request, notice or instruction.

7.	Please note the interest of the Common Security Agent on the Insurance Policies and show the Common Security Agent as loss payee and first priority assignee and send a copy of that notation to the Common Security Agent at [insert address], together with your acknowledgment and agreement to the terms of this notice (as referred to below).

8.	Please sign and return the enclosed copy of this notice to the Common Security Agent (with a copy to us) to confirm (by way of undertaking in favour of the Common Security Agent) that:

(a)	you agree to the terms of this notice and to act in accordance with its provisions;

(b)	you have not received notice of the interest of any third party in any of the Insurance Policies;

(c)	you have noted the interest of the Common Security Agent on the Insurance Policies;

(d)	you will not cancel, avoid, release or otherwise allow the Insurance Policies to lapse, or amend any term of the Insurance Policies, without the prior written consent of the Common Security Agent;

(e)	you will allow the Common Security Agent to, in its absolute discretion, pay any insurance premia and any other necessary amounts which a Chargor has not paid;

(f)	you have not and will not claim, exercise or enforce any right of set-off, counterclaim or similar right in respect of the Insurance Policies without the prior written consent of the Common Security Agent;

(g)	you shall notify the Common Security Agent of any breach by any Chargor of any term of its Insurance Policies and shall allow the Common Security Agent or the Secured Parties referred to in this notice to remedy that breach; and

(h)	the Common Security Agent shall not in any circumstances be liable for the premium in relation to the Insurance Policies (but may elect to pay it).

9.	This notice and any non-contractual obligations arising out of or in connection with this notice shall be governed by, and construed in accordance with, English law.

Yours faithfully,

for and on behalf of
[Parent]
and as authorised agent of the other Chargors

for and on behalf of
AETHER FINANCIAL SERVICES UK LIMITED as Common Security Agent

13

SCHEDULE

Chargor	Insurer	Policy number	Description
[●]	[●]	[●]	[●]

14

[On acknowledgment copy]

To:     AETHER FINANCIAL SERVICES UK LIMITED as Common Security Agent

Copy to: [Parent]

We acknowledge receipt of the above notice and agree to and confirm the matters set out in it.

for and on behalf of
[Insurer/insurance broker]

Date: [●]

15

SCHEDULE 5

Form of Notice and Acknowledgment for Material Contracts

To:    [Counterparty to relevant Material Contract]

Copy: AETHER FINANCIAL SERVICES UK LIMITED as Common Security Agent

Date: [●]

Dear Sirs,

Supplemental security agreement dated [●] between us and certain other companies (as chargors) and Aether Financial Services UK Limited (the Common Security Agent) (the Supplemental Security Agreement) – Notice of assignment

1.	We refer to the Supplemental Security Agreement. This is notice that, pursuant to the Supplemental Security Agreement, we and [●] (each a Chargor)] have assigned absolutely (subject to a proviso for reassignment in accordance with the Supplemental Security Agreement) to the Common Security Agent (on behalf of certain Secured Parties referred to in the Supplemental Security Agreement) all our respective right, title and interest in and to [insert details of relevant Material Contract] (the Material Contract).

2.	[On behalf of each Chargor, ]we confirm that:

(a)	[[each Chargor]/[we]] shall remain liable under the Material Contract to perform all the obligations assumed by [[it]/[us]] under the Material Contract; and

(b)	neither the Common Security Agent nor any Secured Party referred to in this notice (nor any agent, employee or officer of either of them) nor any receiver, administrator or other person shall at any time be under any obligation or liability to you under or in respect of the Material Contract.

3.	[[Each Chargor]/[We]] shall remain entitled to exercise all of [[its]/[our]] rights under the Material Contract expressed to be given to us thereunder, and you should continue to give notices under the Material Contract to [[each Chargor]/[us]], until such time as the Common Security Agent provides written notification that an Enforcement Event has occurred. Thereafter (unless the Common Security Agent otherwise agrees in writing), all rights in respect of the Material Contract (including the right to direct payments of amounts due thereunder to another account) shall be exercisable by the Common Security Agent and notices under the Material Contract should be given to the Common Security Agent or as it directs.

4.	You are authorised and instructed (without requiring further approval from [[any Chargor]/[us]]) to provide the Common Security Agent with such information relating to the Material Contract as it may from time to time request.

5.	These instructions may not be revoked or amended without the prior written consent of the Common Security Agent. We agree that you may comply with the terms of this notice without any further permission from [[any Chargor]/[us]] and without enquiry by you as to the justification for or validity of any request, notice or instruction.

6.	Please sign and return the enclosed copy of this notice to the Common Security Agent (with a copy to us) to confirm (by way of undertaking in favour of the Common Security Agent) that:

(a)	you agree to the terms of this notice and to act in accordance with its provisions;

16

(b)	you have not and will not claim, exercise or enforce any right of set-off, counterclaim or similar right in respect of the Material Contract, without the prior written consent of the Common Security Agent;

(c)	you have not received notice of the interest of any third party in the Material Contract;

(d)	you shall notify the Common Security Agent of any breach by [[any Chargor]/[us]] of any term of the Material Contract and shall allow the Common Security Agent or the Secured Parties referred to in this notice to remedy that breach; and

(e)	you will not amend any term of, or terminate or rescind, the Material Contract without the prior written consent of the Common Security Agent.

7.	This notice and any non-contractual obligations arising out of or in connection with this notice shall be governed by, and construed in accordance with, English law.

Yours faithfully,

for and on behalf of
[[Chargor]/[[Parent]
and as authorised agent of the other Chargors]

for and on behalf of
AETHER FINANCIAL SERVICES UK LIMITED as Common Security Agent

17

[On acknowledgment copy]

To:  AETHER FINANCIAL SERVICES UK LIMITED as Common Security Agent

Copy to: [[Chargor]/[Parent]]

We acknowledge receipt of the above notice and agree to and confirm the matters set out in it.

for and on behalf of
[Counterparty to relevant Material Contract]

Date: [●]

18

SCHEDULE 6

Form of Deed of Accession

THIS DEED is made on [●]

BETWEEN:

(1)	[●] (a company incorporated in [England and Wales] with registered number [●] and its registered office at [●]) (the “Additional Chargor”);

(2)	[●] for itself and as attorney for each of the other Chargors as defined in the Supplemental Security Agreement referred to below (the “[Parent]”); and

(3)	AETHER FINANCIAL SERVICES UK LIMITED for itself and as agent and trustee for each of the other Secured Parties as defined in the Supplemental Security Agreement referred to below (the “Common Security Agent”).

WHEREAS:

(A)	[The Additional Chargor is a wholly-owned Subsidiary of the [Parent].]

(B)	[●] has entered into a security agreement dated [●] (the “Security Agreement”) between, among others, [●] (as an Original Chargor), the other Original Chargors and the Common Security Agent.

(C)	The Additional Chargor has agreed to enter into this Deed and to become a Chargor under the Supplemental Security Agreement.

It is agreed as follows:

1.	INTERPRETATION

Terms defined in the Supplemental Security Agreement have the same meaning in this Deed, unless given a different meaning in this Deed or the context otherwise requires. This Deed is a Debt Document.

2.	ACCESSION

With effect from the date of this Deed, the Additional Chargor:

(a)	shall become a party to the Supplemental Security Agreement in the capacity of a Chargor; and

(b)	shall be bound by, and shall comply with, all of the terms of the Supplemental Security Agreement which are expressed to be binding on a Chargor,

in each case, as if it had always been a party to the Supplemental Security Agreement as a Chargor.

3.	CREATION OF SECURITY

3.1	General

Clauses 3.2 (Real Property) to 3.11 (Floating charge) (inclusive) of this Deed apply without prejudice to the generality of clause 2 (Accession) of this Deed.

19

3.2	Real Property

The Additional Chargor charges:

(a)	by way of a first legal mortgage in favour of the Common Security Agent all its right, title and interest in and to the Real Property in England and Wales vested in it on the date of this Deed (including any Real Property referred to in Part A (Real Property) of Schedule 2 (Security Assets) to this Deed); and

(b)	(to the extent not the subject of a mortgage under paragraph (a) above) by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to its Real Property.

3.3	Investments

The Additional Chargor charges:

(a)	by way of a first legal mortgage in favour of the Common Security Agent all its right, title and interest in and to the Shares and any other shares forming part of the Investments, in each case, belonging to it on the date of this Deed (including any shares referred to in Part B (Shares) of Schedule 2 (Security Assets) to this Deed); and

(b)	(to the extent not the subject of a mortgage under paragraph (a) above) by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to its Investments.

3.4	Plant and Machinery

The Additional Chargor charges by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to its Plant and Machinery.

3.5	Accounts

The Additional Chargor charges by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to each of its Accounts (including any Account referred to in Part C (Accounts) of Schedule 2 (Security Assets) to this Deed) and any amount standing to the credit of, and the debt represented by, each such Account.

3.6	Monetary Claims

The Additional Chargor charges by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to its Monetary Claims.

3.7	Insurance Policies

(a)	The Additional Chargor assigns absolutely to the Common Security Agent, subject to a proviso for reassignment in accordance with clause 6 (Release and reassignment) of the Supplemental Security Agreement, all its present and future right, title and interest in and to its Insurance Policies (including any Insurance Policy referred to in Part D (Insurance Policies) of Schedule 2 (Security Assets) to this Deed).

(b)	To the extent not effectively assigned under paragraph (a) above, the Additional Chargor charges by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to its Insurance Policies.

20

3.8	Material Contracts and other contracts

(a)	The Additional Chargor assigns absolutely to the Common Security Agent, subject to a proviso for reassignment in accordance with clause 6 (Release and reassignment) of the Supplemental Security Agreement, all its present and future right, title and interest in and to its Material Contracts (including any Material Contract referred to in Part E (Material Contracts) of Schedule 2 (Security Assets) to this Deed) (in relation to any Hedging Agreement of the Additional Chargor, subject and without prejudice to: (i) the payment netting provisions set out in section 2(c) of the 1992 ISDA Master and/or section 2(c) of the 2002 ISDA Master and (ii) the close-out netting provisions set out in section 6(e) of the 1992 ISDA Master and/or section 6(e) of the 2002 ISDA Master, in each case, forming part of that Hedging Agreement).

(b)	To the extent not effectively assigned under paragraph (a) above, the Additional Chargor charges by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to its Material Contracts (in relation to any Hedging Agreement of the Additional Chargor, subject and without prejudice to the payment and close-out netting provisions of the 1992 ISDA Master and/or the 2002 ISDA Master referred to in paragraph (a) above).

(c)	The Additional Chargor charges by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to any contract or agreement (in each case, other than any Material Contract) to which it is a party or in which it otherwise has an interest.

3.9	Intellectual Property

The Additional Chargor charges by way of a first fixed charge in favour of the Common Security Agent all its present and future right, title and interest in and to its Intellectual Property (including any Intellectual Property referred to in Part F (Intellectual Property) of Schedule 2 (Security Assets) to this Deed).

3.10	Miscellaneous

The Additional Chargor charges by way of a first fixed charge in favour of the Common Security Agent (to the extent not otherwise assigned, charged or mortgaged under clauses 3.2 (Real Property) to 3.9 (Intellectual Property) (inclusive) of this Deed) all its present and future right, title and interest in and to:

(a)	any beneficial interest of it in, or claim or entitlement of it to, any assets of any pension fund;

(b)	the benefit of any agreement, licence, consent or authorisation (statutory or otherwise) held by it in connection with its business or the use of any of its assets;

(c)	its goodwill;

(d)	rights in relation to its uncalled capital;

(e)	any letter of credit issued in its favour; and

(f)	any bill of exchange or other negotiable instrument held by it.

3.11	Floating charge

(a)	The Additional Chargor charges by way of a first floating charge in favour of the Common Security Agent all its present and future assets, property, business, undertaking and uncalled capital of whatever type and wherever located, in each case, together with all Related Rights.

(b)	The floating charge created by the Additional Chargor pursuant to paragraph (a) above shall be without prejudice to, and shall rank behind, all fixed Transaction Security, but shall rank in priority to any other security interest created by any Chargor after the date of this Deed.

21

(c)	The floating charge created by the Additional Chargor pursuant to paragraph (a) above is a “qualifying floating charge” for the purposes of paragraph 14 of Schedule B1 to the IA 1986. Paragraph 14 of Schedule B1 to the IA 1986 shall apply to this Deed.

4.	RELATIONSHIP BETWEEN THIS DEED AND THE SUPPLEMENTAL SECURITY AGREEMENT

(a)	With effect from the date of this Deed:

(i)	the Supplemental Security Agreement shall be read and construed for all purposes as if the Additional Chargor had been an original party to the Supplemental Security Agreement in the capacity of a Chargor and so that all of the provisions, rights, obligations and liabilities of, under or in connection with the Supplemental Security Agreement apply to the Additional Chargor in that capacity (but so that the Transaction Security created on this accession shall be created on the date of this Deed);

(ii)	the provisions of the Supplemental Security Agreement which are expressed to apply to the Common Security Agent, any Secured Party, any Receiver or any other person shall apply to this Deed as if set out in full in this Deed except that references to the Supplemental Security Agreement shall include this Deed; and

(iii)	unless the context otherwise requires, any reference in the Supplemental Security Agreement to “this Deed” and similar phrases shall include this Deed and all references in the Supplemental Security Agreement to any relevant schedule to the Supplemental Security Agreement (or any part of it) shall include a reference to the schedule to this Deed (or relevant part of it).

(b)	Without prejudice to any other provision of this Deed, all Transaction Security:

(i)	is created in favour of the Common Security Agent for itself and on behalf of each of the other Secured Parties;

(ii)	is created free from any security interest (other than any Transaction Security);

(iii)	is created over the present and future assets of each Chargor; and

(iv)	is a continuing security for the payment, discharge and performance of all of the Secured Obligations, shall extend to the ultimate balance of all amounts payable under the Debt Documents and shall remain in full force and effect until the Discharge Date. No part of the Transaction Security shall be considered to be satisfied or discharged by any intermediate payment, discharge or satisfaction of the whole or any part of the Secured Obligations.

(c)	If the Additional Chargor purports to mortgage, assign or, by way of a fixed charge, charge an asset (a “restricted asset”) under this Deed and that mortgage, assignment or fixed charge breaches a term of a written agreement (a “Restrictive Contract”) binding on the Additional Chargor in respect of that restricted asset because the consent of a person (other than a member of the Group, each a “counterparty”) has not been obtained, then:

(i)	the Additional Chargor shall notify the Common Security Agent of the same immediately;

(ii)	subject to paragraph (iv) below, the relevant mortgage, assignment or fixed charge under this Deed shall extend (to the extent that no breach of that Restrictive Contract would occur) to the Related Rights in respect of that restricted asset but shall exclude the restricted asset itself;

22

(iii)	unless the Common Security Agent otherwise requires, the Additional Chargor shall obtain the consent of each relevant counterparty and, once obtained, shall promptly provide a copy of that consent to the Common Security Agent; and

(iv)	on and from the date on which the Additional Chargor obtains the consent of each relevant counterparty, that restricted asset shall become subject to a mortgage, an assignment or a fixed charge in favour of the Common Security Agent under each provision of clause 3 (Creation of security) of this Deed which applies to the class of asset corresponding to that restricted asset.

(d)	The Common Security Agent holds the benefit of this Deed, the Supplemental Security Agreement and the Transaction Security on trust for itself and each of the other Secured Parties from time to time on the terms of the Intercreditor Agreement.

(e)	The Transaction Security created pursuant to this Deed by the Additional Chargor is made with full title guarantee under the LPMPA 1994.

(f)	If the Common Security Agent considers that any payment, security or guarantee provided to it or any other Secured Party under or in connection with any Debt Document is capable of being avoided, reduced or invalidated by virtue of any applicable law, notwithstanding any reassignment or release of any Security Asset, the liability of the Additional Chargor under this Deed, the Supplemental Security Agreement and the Transaction Security shall continue as if those amounts had not been paid or as if any such security or guarantee had not been provided.

(g)	Each undertaking of the Additional Chargor (other than a payment obligation) contained in this Deed or the Supplemental Security Agreement:

(i)	shall be complied with at all times during the period commencing on the date of this Deed and ending on the Discharge Date; and

(ii)	is given by the Additional Chargor for the benefit of the Common Security Agent and each other Secured Party.

(h)	Notwithstanding anything contained in this Deed or the Supplemental Security Agreement or implied to the contrary, the Additional Chargor remains liable to observe and perform all conditions and obligations assumed by it in relation to the Security Assets. The Common Security Agent is under no obligation to perform or fulfil any such condition or obligation or to make any payment in respect of any such condition or obligation.

5.	ACKNOWLEDGMENT

The Parent, for itself and as agent for each of the other Chargors under the Supplemental Security Agreement, agrees to all matters provided for in this Deed.

6.	EXECUTION AS A DEED

Each party to this Deed intends this Deed to take effect as a deed, and confirms that it is executed and delivered as a deed, notwithstanding the fact that any one or more of those parties may only execute this Deed under hand.

7.	GOVERNING LAW

This Deed and any non-contractual obligations arising out of or in connection with this Deed shall be governed by, and construed in accordance with, English law.

23

8.	JURISDICTION

(a)	The English courts shall have exclusive jurisdiction in relation to all disputes arising out of or in connection with this Deed (including claims for set-off and counterclaims), including disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Deed; and (ii) any non-contractual obligations arising out of or in connection with this Deed. For those purposes each party to this Deed irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of that jurisdiction.

(b)	Each Chargor agrees that a judgment or order of any court referred to in this clause 8 is conclusive and binding and may be enforced against it in the courts of any other jurisdiction.

THIS DEED has been executed and delivered as a DEED on the date stated at the beginning of this Deed.

SCHEDULE

Security Assets

Part A

Real Property

Freehold/leasehold	Description	Title number
[●]	[●]	[●]

Part B

Shares

Issuer/member of the Group	Number and class of shares	Details of nominees holding legal title
[●]	[●]	[●]

Part C

Accounts

Account Bank	Account number	Sort code	Description
[●]	[●]	[●]	[●]

Part D

Insurance Policies

Insurer	Policy number	Description
[●]	[●]	[●]

24

Part E

Material Contracts

Date of Material Contract	Parties	Description
[●]	[●]	[●]

Part F

Intellectual Property

Trade marks
Trade mark number	Jurisdiction/ apparent status	Classes	Mark text
[●]	[●]	[●]	[●]

Patents
Patent number	Description
[●]	[●]

25

SIGNATORIES TO THE DEED OF ACCESSION

THE ADDITIONAL CHARGOR

EXECUTED as a DEED by [●] acting by:	) ) )

Director

Director/Secretary

OR

EXECUTED as a DEED by [●] acting by a director in the presence of:	) ) )

Director

Witness signature

Name:

Address:

THE [PARENT]

EXECUTED as a DEED by [●] acting by:	) ) )

Director

Director/Secretary

OR

EXECUTED as a DEED by [●] acting by a director in the presence of:	) ) )

Director

Witness signature

Name:

Address:

THE COMMON SECURITY AGENT

AETHER FINANCIAL SERVICES UK LIMITED

By:

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SIGNATORIES TO THE SUPPLEMENTAL SECURITY AGREEMENT

THE CHARGERS

EXECUTED as a DEED by SELINA BRAND HOLDINGS LIMITED acting by a director in the presence of:	) ) )	/s/ RAFAEL MUSERI
Director

Witness signature		/s/ MAGGIE AZAR
Maggie Azar

Name:

Address:

EXECUTED as a DEED by SELINA NOMAD LI MITED acting by a director in the presence of:	) ) )	/s/ RAFAEL MUSERI
Director

Witness signature		/s/ MAGGIE AZAR
Maggie Azar

Name:

Address:

THE COMMON SECURITY AGENT

AETHER FINANCIAL SERVICES UK LIMITED

By:	./s/ BORIS BETREMIEUX
Boris Bétrémieux

Signature Page - Debenture

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